Management Proposal – EGM dated as of September 30, 2024 MANAGEMENT PROPOSAL EXTRAORDINARY GENERAL MEETING OF SUZANO S.A. TO BE HELD EXCLUSIVELY DIGITALLY ON SEPTEMBER 30, 2024

Management Proposal – EGM dated as of September 30, 2024 TABLE OF CONTENTS Information on Matters Subject to Resolution ............................................................................ 3 EXHIBIT A (Exhibit I of CVM Resolution No. 81/22) .............................................................. 9 EXHIBIT B (Protocol and Justification with Appraisal Reports of the Target Companies) .. 18 EXHIBIT C (Minutes of the Meeting of the Board of Directors) .......................................... 127 EXHIBIT D (Minutes of the Meeting of the Fiscal Council) ................................................ 135 EXHIBIT E (Annex L of CVM Resolution No. 81/22) ........................................................... 142 EXHIBIT F (Appraisers’ Work and Compensation Proposals) ............................................. 143 EXHIBIT G (Ammendments to the bylaws) ............................................................................ 161 EXHIBIT H (Copy of the Bylaws with the amendments highlighted)) .................................. 165 The items above are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and comply with the provisions of Law 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporation Law”) and Securities and Exchange Commission of Brazil (“CVM”) Resolution No. 81, dated as of March 29, 2022 (“CVM Resolution No. 81/22”).

Management Proposal – EGM dated as of September 30, 2024 Information on Matters Subject to Resolution Shareholders, The Management of Suzano S.A. (“Company” or “Suzano”) comes to introduce to the Shareholders the following proposals to be subject to resolution in the Extraordinary General Meeting (“EGM”), to be held on September 30, 2024, at 10:00 a.m., exclusively digitally pursuant to CVM Resolution No. 81/22. The Company emphasizes that the presentation of the information contained in this Proposal does not replace, for any purpose, the careful and complete reading of all its Annexes. (1) Approve the Protocol and Justification of the Merger by the Company of: (i) Timber VII SPE S.A.; (ii) Pradaria Agroflorestal Ltda.; (iii) Timber XX SPE S.A; (iv) Cabeceira Agroindustrial Ltda.; and (v) Frigg Florestal S.A. Based on the clarifications contained herein and under the Brazilian Corporation Law and applicable regulations, it is proposed that the Protocol and Justification of the Merger containing the terms and conditions of the mergers by the Company of each of the following wholly-owned subsidiaries of Suzano (“Protocol and Justification”, “Mergers” and, when the wholly-owned subsidiaries are referred to together, “Target Companies”) be approved: (i) TIMBER VII SPE S.A., corporation, enrolled with CNPJ/MF under No. 23.741.553/0001-09, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.485.271, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01.452-919, represented herein pursuant to its bylaws (“Timber VII”); (ii) PRADARIA AGROFLORESTAL LTDA., limited liability company, enrolled with CNPJ/MF under No. 08.859.609/0001-22, registered in the Board of Trade of the State of Mato Grosso do Sul under NIRE in the Board of Trade of the State of Mato Grosso do Sul under NIRE 43.207.969.995, with registered office in the city of Água Clara, state of Mato Grosso do Sul, at Rua Roaldo Ferreira Lino, No. 4, room 1, jardim Nova Água Clara district, ZIP Code 79.680-000, represented herein pursuant to its articles of association (“Pradaria”); (iii) TIMBER XX SPE S.A., corporation, enrolled with CNPJ/MF under No. 40.157.006/0001-91, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.561.724, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor,

Pinheiros, ZIP Code 01.452-919, represented herein pursuant to its bylaws (“Timber XX”); (iv) CABECEIRA AGROFLORESTAL LTDA., limited liability company, enrolled with CNPJ/MF under No. 15.735.568/0001-28, registered in the Board of Trade of the State of São Paulo under NIRE 35.233.099.165, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01.452-919, represented herein pursuant to its articles of association (“Cabeceira”); and (v) FRIGG FLORESTAL S.A., corporation, enrolled with CNPJ/MF under No. 07.903.740/0001-87, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.572.998, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01.452-919, represented herein pursuant to its bylaws (“Frigg Florestal” and together with Timber VII, Pradaria, Timber XX and Cabeceira, the “Target Companies”); The Mergers are considered independent and will be carried out in subsequent stages in a single act, at the EGM, in the following order: (vi) Mergers of Timber VII and Timber XX, as shown below, so that Timber VII and Timber XX are terminated and the Company becomes the holder, in a subsequent act, of all the shares and/or quotas (as the case may be) issued by Pradaria, Cabeceira and Frigg Florestal: (vii) Then the mergers of Pradaria, Cabeceira and Frigg Florestal by Suzano, as shown below:

The Protocol and Justification, signed by the managements of the Company and the Target Companies on August 29, 2024, integrates this Proposal in accordance with Exhibit B. As it can be seen, the document establishes the bases, justifications and effects of the Mergers, including, but not limited to, the treatment to be given to the equity variations that may occur between the base date of the appraisal reports of the Target Companies and the date of effective consummation of the Mergers. The execution of the Protocol and Justification was approved by the Board of Directors at a meeting held on August 29, 2024, the minutes of which are attached as Exhibit C to this proposal, and received the favorable opinion of the Fiscal Council, in a meeting held on the same date, the minutes of which are attached as Exhibit D. (2) Ratify the appointment and engagement of the specialized company Apsis Consultoria e Avaliações Ltda. to appraise the net equity of the Target Companies, pursuant to the law. Based on the clarifications contained in this document and under the Brazilian Corporation Law and applicable regulations, it is proposed that the appointment and hiring of Apsis Consultoria e Avaliações Ltda. be ratified, a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head office in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (“Appraiser”), to prepare appraisal reports on the net equity of the Target Companies, all in accordance with the law, at book value (“Appraisal Reports”). The Appraiser specializes in providing auditing, consulting and equity appraisal reports in accordance with the applicable standards and auditing procedures. Further information on the engagement of the Appraiser is provided in Exhibit E and Exhibit F of this Proposal, pursuant to article 25 of CVM Resolution No. 81/22. (3) Approve the appraisal reports on the net equities of the Target Companies, at their book value, prepared by the Appraiser in compliance with the accounting and legal standards, criteria and requirements. Based on the clarifications contained in this document and under the Brazilian Corporation Law and the applicable regulations, it is proposed that the Appraisal Reports of the net equities of the Target Companies, to their book value, prepared by the Appraiser in compliance with the accounting and legal standards, criteria and requirements, be approved, which are attached to this Proposal as Exhibit I to the Protocol and Justification (Exhibit B to this Proposal). Whereas Suzano is currently the holder, directly or indirectly, of one hundred percent (100%) of the share capital of the Target Companies, and that, upon the merger of each of the Target Companies, Suzano will be the direct holder of one hundred percent (100%) of the share capital of each of the Target Companies, observing the order of the mergers defined in Clause 1.1.1 of the Protocol and Justification (Exhibit B to this Proposal) and described in item (1) of this Proposal, and in view of the decision issued on February 15, 2018 by the Board of the CVM within the scope of SEI Process No. 19957.011351/2017- 21, article 264 of the Brazilian Corporation Law is not applicable to the Mergers, so that the preparation of the reports referred to in said provision will not be necessary. (4) Approve the Mergers. Following the resolutions on the items detailed above, which are stages in the Mergers, it is proposed that the Mergers of the Target Companies be approved by the Company, under the terms and conditions set out in the Protocol and Justification, the Brazilian Corporation Law and the applicable regulations. The Mergers proposed herein, if approved, will result in the full transfer to the Company of the net assets of each of the Target Companies, as determined by the Appraisal Reports, and the following termination of the Target Companies. As a result, Suzano will replace the investments it holds in the Target Companies with the net equity corresponding to the aforementioned equity interest and the legal entity of the Target Companies will be terminated. For all due purposes, it should be clarified that the Company directly or indirectly holds the entire share capital of the Target Companies, so that the Mergers will not result in an increase in the Company’s share capital, nor will they give rise to any right of withdrawal for the Company’s shareholders. It is important to note, however, that the Mergers create an independent legal transaction, the premise being that one transaction can be effective without the others also being effective. Further information on the Mergers is provided in Exhibit A of this Proposal, pursuant to article 22 of CVM Resolution No. 81/22. (5) Approve the amendment of Article 4 of the Company’s Bylaws in order to complement the Company’s corporate purpose so as to (i) include a reference to the activities of “theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose”; and (ii) specify the description of letter “g” to include an express reference to the activities of “retail sale and wholesale of electricity;

The Company’s management proposes that the list of corporate purposes in Article 4 of its Bylaws be supplemented to include the details of the current electricity generation and commercialization activities already included in the purpose, as well as to include research and development activities with the following description: “Art. 4 (...) (g) the generation and sale of electricity, including the retail sale of electricity and the wholesale sale of electricity; (...) (k) the carrying out of theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose. The approval of the complementation of the corporate purpose does not create an event of exercise of the right of withdrawal by dissenting shareholders of the Company due to its approval, considering (i) that part of the activities described above were already carried out by the companies of which the Company is or was the holder of the entire share capital; and (ii) the proposed changes are intended to meet the requests of regulatory and/or governmental bodies, and, furthermore, (iii) the proposed changes do not represent a substantial modification of the Company’s corporate purpose, being ancillary activities that contribute to the exploration of the Company’s main corporate purposes. The information required by article 12 of CVM Resolution No. 81/22 is attached as Exhibits G to this Proposal. (6) Approve the amendment of the Company’s Bylaws to provide for the alternative nomenclature of the Statutory Executive Officers and Executive Officers as Statutory Executive Vice-Presidents and Executive Vice-Presidents, respectively. In accordance with the Company’s expansion and with the purpose of aligning the naming of management positions with market practices, as well as recognizing the strategic performance of leadership, the Management proposes amending the Company’s Bylaws to provide for the alternative naming of Statutory Executive Officers and Executive Officers as Statutory Executive Vice-Presidents and Executive Vice-Presidents, respectively. The information required by article 12 of CVM Resolution No. 81/22 is attached as Exhibits G to this Proposal. (7) Resolve the restatement of the Company's Bylaws, to reflect the amendment of its Article 5, and the resolutions described in items 5 and 6 above.

Considering that, on a meeting held on August 09, 2024, the Company’s Board of Directors approved the cancellation of forty million (40,000,000) common shares held in treasury (“Cancellation of Shares”), if the resolutions described in items 5 and 6 above are approved, the Company’s Management proposes the approval of the restated version of the Company’s Bylaws, in order to reflect the amendment of its Article 5 to adjust the number of shares into which the Company’s share capital is divided due to the Cancellation of Shares, as well as to reflect the changes described in items 5 and 6 of this proposal, if approved. The Bylaws’ restated version is attached to this proposal as Exhibit H, under article 12 of RCVM 81/22. (8) Authorize the Company’s management to practice all acts necessary for the implementation of the approved matters, in accordance with the applicable law. Finally, it is proposed that Suzano’s managers be authorized to carry out any and all additional acts that may be necessary to make and implement the resolutions approved by the shareholders at the EGM (including, but not limited to, the Merger), subject to the terms and conditions set out in the Protocol and Justification, of this Management Proposal, the Brazilian Corporation Law and the applicable regulations. Additional Information and where to find it The documents provided in the Brazilian Corporation Law and CVM Resolution No. 81/22 were submitted to CVM on the date hereof, through the Periodic Information System (IPE) and are available to shareholders at the Company's head office, on its investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br). Marcelo Feriozzi Bacci Chief Financial and Investor Relations Officer

Management Proposal – EGM dated as of September 30, 2024 EXHIBIT A Information about Mergers (Exhibit I of CVM Resolution No. 81/22) In compliance with article 22 of CVM Resolution No. 81/22, the Company provides the following information on the Mergers, as defined below, to be resolved at the Company’s EGM to be held on September 29, 2022, at 11:00 a.m., exclusively digitally: 1. Protocol and justification of transaction, in accordance with arts. 224 and 225 of Law No. 6,404 of 1976. The “Protocol and Justification” can be found in Exhibit B to this Proposal. 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the surviving companies or companies resulting from the transaction, filed at the company’s registered office or to which the company’s controlling shareholder is a party Not applicable. 3. Description of the transaction, including: a. Terms and conditions: Subject to the terms and conditions of the Protocol and Justification, the transaction shall consist of the merger by the Company of the Target Companies (as defined in the Protocol and Justification) (“Mergers”). The Company is currently the holder, directly or indirectly, of one hundred percent (100%) of the share capital of the Target Companies, and after the completion of the Mergers, it will be the direct holder of one hundred percent (100%) of the share capital of each of the Target Companies, observing the order of the mergers defined in Clause 1.1.1 of the Protocol and Justification (Exhibit B to this Proposal) and described in item (1) of the Management Proposal. So that the Mergers will not result in an increase in the Company’s share capital, given that the value of the net equity of each of the Target Companies is already fully reflected in Suzano’s net equity, and will not give rise to any right of withdrawal for the Company’s shareholders. The economic effects of the Mergers will consist of the effective integration of the activities of the Target Companies and Suzano, so as to enable the capture of efficiency gains on administrative costs, as well as resulting in the optimization of management and the simplification of Suzano’s corporate structure. b. Obligations to indemnify i. The managers of any of the companies involved ii. If the transaction does not go ahead

Not applicable. c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting from the transaction, before and after the transaction As described above, the Mergers will not lead to the Company’s share capital increase so that, its shareholding structure shall remain unchanged. Suzano’s shares will preserve the same rights and advantages referred to in “Section 12 – Share capital and securities” of the Company’s Reference Form 2024 (version 3). Prior to the Mergers, Suzano held all the shares in Timber VII and Timber XX, Timber VII held all the shares in Pradaria and Timber XX held all the shares in Cabeceira and the shares in Frigg Florestal. Upon completion of the Mergers, the target companies will be terminated. d. Any need for approval by debenture holders or other creditors Not applicable. e. Assets and liabilities that will form each part of the equity, in the event of a spin- off Not applicable. f. Intention of the resulting companies to obtain registration as issuers of securities Not applicable. 4. Plans for conducting corporate business, particularly with regard to specific corporate events that are intended to be promoted The Company will continue, after the Mergers, to dedicate itself to the regular development of its activities, which will not undergo any changes as a result of the Mergers, and the Company will maintain its registration as a publicly held company. 5. Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including: (i) Synergies; (ii) Tax benefits; (iii) Strategic advantages The Company understands that the effective integration of the activities of the Target Companies and the Company will lead to gains on administrative costs, as well as resulting in the optimization of management and the simplification of Suzano’s corporate structure. b. Costs

The managements of the Company and the Target Companies estimate that the costs of carrying out the Mergers will be in the order of approximately two hundred and fifty thousand reais (BRL 250,000,000.00), including expenses with publications, registrations, auditors, appraisers, lawyers and other professionals hired to advise on the transaction. c. Risk factors Bearing in mind that Suzano is currently the holder, directly or indirectly, of one hundred percent (100%) of the share capital of the Target Companies, and that (i) upon the merger of each of the Target Companies, Suzano will be the direct holder of one hundred percent (100%) of the share capital of each of the Target Companies, observing the order of the mergers defined in Clause 1.1.1 of the Protocol and Justification (Exhibit B to this Proposal) and described in item (1) of this Proposal; the activities developed by the Target Companies are restricted to activities already developed by the Company, the Mergers do not represent an additional risk factor for the Company, and the information described in section “4 – Risk Factors” of the Suzano 2024 Reference Form (version 3) remains valid and current. d. In the case of a transaction with a related party, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded The merger of each of the Target Companies by the Company is the most efficient way to: (i) capture efficiency gains on administrative costs; and (ii) implement management optimization and simplification of Suzano’s corporate structure. Other alternatives, such as dissolving the Target Companies, would lead to additional implementation costs and greater operational complexity to achieve the same desired result. e. Exchange ratio Not applicable, considering that: Suzano is currently the holder, directly or indirectly, of one hundred percent (100%) of the share capital of the Target Companies, and that, upon the merger of each of the Target Companies, Suzano will be the direct holder of one hundred percent (100%) of the share capital of each of the Target Companies, observing the order of the mergers defined in Clause 1.1.1 of the Protocol and Justification (Exhibit B to this Proposal) and described in item (1) of this Proposal; (ii) all the shares issued by the Target Companies will be extinguished with the execution of the Mergers, as provided for in the first paragraph of article 226 of the Brazilian Corporation Law; and (iii) no shares of the Company will be issued to replace the shares of the Target Companies. f. In transactions involving controlling companies, subsidiaries or companies under common control i. Exchange ratio calculated in accordance with art. 264 of the Law No. 6,404 of 1976

Not applicable, see item 5.(e) above, and in view of the decision taken on February 15, 2018 by the CVM’s Board within the scope of SEI Process No. 19957.011351/2017-21. ii. Detailed description of the process of negotiating the exchange ratio and other terms and conditions of the transaction Not applicable, see item 5(e) above. iii. If the transaction has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of an interest in a controlling block: (a) Comparative analysis of the exchange ratio and the price paid in the acquisition of control; (b) Reasons justifying any differences in valuation in the different transactions. Not applicable. iv. Justification as to why the exchange ratio is commutative, with a description of the procedures and criteria adopted to ensure that the transaction is commutative or, if the exchange ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation. Not applicable, see item 5(e) above. 6. Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes The minutes of the meeting of the Company’s Board of Directors which considered the Mergers can be found in Exhibit C to this Proposal, while the minutes of the meeting of the Fiscal Council which issued an opinion on the matter can be found in Exhibit D to this Proposal. These documents can be found at the Company’s head office, on its investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites. 7. Copies of studies, presentations, reports, opinions, or appraisal reports of the companies involved in the transaction made available to the controlling shareholder in any stage of the transaction The Appraisal Reports of the owner’s equity and book value of each of the Target Companies are in Exhibit I to the Protocol and Justification (Exhibit B to this Proposal), and can also be found at the Company’s head office, on its investors’ relations website (www.suzano.com.br/ri), as well as at CVM’s website (www.cvm.gov.br) and B3’s website (http://www.b3.com.br). 8. Identification of any conflicts of interest among the financial institutions, companies, and the professionals who have prepared the documents mentioned in item 7 and the companies involved in the transaction

The Company’s management has engaged independent companies to prepare the Appraisal Reports of the Target Companies, and has not identified any conflict of interest among the parties involved in the transaction. Additionally, the Appraiser has stated: (i) to not have knowledge of any direct or indirect conflict of interest, nor of any other circumstance representing a conflict of interest with respect to the preparation of the Appraisal Report; and (ii) to not have knowledge of any action of the management of the companies involved with the purpose of directing, limiting, hindering, or practicing any acts that have or may have compromised the access, use, or learning of information, documents, or work methodologies that are relevant to the quality of the services provided. 9. Draft bylaws or amendment to the bylaws of the companies resulting from the transaction Not applicable, since the Company’s Bylaws will not be amended due to the Mergers. 10. Financial statements used for purposes of the transaction, under the specific standard The Mergers are carried out taking into account the equity book value of the Target Companies, as reflected in the unaudited balance sheets of each of the Target Companies, that are part of the Appraisal Reports, which are available in Exhibit I of the Protocol and Justification (Exhibit B to this Proposal). 11. Pro forma financial statements prepared for purposes of the transaction, under the specific standard Not applicable, since the Mergers (i) do not represent a dilution above 5%, since they will not result in increase of Suzano’s share capital, and accordingly, there will be no exchange ratio; and (ii) do not constitute a relevant transaction for the purposes of Technical Guidance CPC No. 06. 12. Document containing information on the companies directly involved that are not publicly held companies, including: a. Risk factors, pursuant to items 4.1 to 4.3 of the reference form Considering that the activities developed by the Target Companies are restricted to the activities already developed by the Company, the Mergers do not represent an additional risk factor to the Company, and the information described in section “4 - Risk Factors” of Suzano’s 2024 Reference Form (version 3) will remain valid and in force. b. Description of the main changes to the risk factors occurred in the previous year and expectations related to the reduction or increase in risk exposure as a result of the transaction Not applicable, see item 12(a) above.

c. Description of their activities, pursuant to items 1, 2to 1.5 of the reference form Timber VII Activities. The corporate purpose of Timber VII is the holding of interests in other companies, as member or shareholder, in the country or abroad. Pradaria Activities. Pradaria’s corporate purpose is: commercial exploration of wooden products in all its forms, forest and agricultural products, including seeds, machinery and raw materials; forestation and reforestation; and the holding of interests in other companies, as member or shareholder. Timber XX Activities. The corporate purpose of Timber XX is the holding of interests in other companies, as member or shareholder, in the country or abroad. Cabeceira Activities. Cabeceira’s corporate purpose is: performance of business exporter’s activities; forestation and reforestation; agricultural activities; industrialization, sale, import and export of wood and its by-products; the holding of interests in other companies, as member or shareholder, as well as in business and industrial undertakings; the support to forestry production; extraction of wood in planted forests; the holding of interests, in Brazil or abroad, in other companies or investment funds as member, shareholder or quotaholder, and the administration of own assets; the provision of technical and ancillary accounting services and administrative support. Frigg Florestal Activities. Frigg Florestal’s corporate purpose is: forestry production in planted forests; forest production support activities, including forestry repopulation and replanting of forest species; the holding of interests as quotaholder or shareholder in other companies, whether they are partnerships or business companies, national or foreign; the sale of wood and its by-products; and the provision of technical and ancillary accounting services and administrative support. Moreover, since the activities developed by the Target Companies are restricted to the activities already developed by the Company, all information related to them are reflected in items 1, 2to 1.5 of the Company’s Reference Form. d. Description of the economic group, under item 6 of the reference form Suzano is currently the direct or indirect holder of one hundred per cent (100%) of the capital of the Target Companies, as follows:

e.Description of the capital, under item 12.1 of the reference form. Timber VII Share Capital: Forty-three million, six hundred and ninety-eight thousand reais (BRL 43,698,000.00), fully subscribed and paid in, divided into: (i) two hundred and eighteen million, six hundred and seventy thousand, two hundred and eighty-one (218,670,281) common, registered shares with no par value; (ii) two hundred and seventeen million, four hundred and five thousand, two hundred and nineteen (217,405,2019) Class A preference shares; and (iii) one (1) Class B preference share. Pradaria Share Capital: four hundred and fifty-four million, six hundred and thirty-eight thousand, one hundred and sixty-four reais (BRL 454,638,164.00), divided into four hundred and fifty-four million, six hundred and thirty-eight thousand, one hundred and sixty-four (454,638,164) quotas, fully subscribed and paid in. Timber XX Share Capital: Twenty million, eight hundred and ten thousand and one hundred reais (BRL 20,810,100.00), fully subscribed and partially paid in, divided into: (i) sixty million, six thousand, three hundred and thirty-eight (60,006,338) common, registered shares with no par value; (ii) fourteen million, eight hundred and nine thousand, three hundred and seventy-six (14,809,376) Class A preference shares; and (iii) 1 Class B preference share pending payment of ninety reais (BRL 90.00). Cabeceira Share Capital: Two hundred and nine million, nine hundred and seventy thousand, sixty- four reais (BRL 209,970,064.00) divided into two hundred and nine million, nine hundred and seventy thousand, sixty-four (209,970,064) quotas with value of one real (BRL 1.00) each, all subscribed and paid in national currency.

Frigg Florestal Share Capital: One hundred and eighty-seven million, five hundred and ninety thousand, five hundred and eighty-eight reais and nineteen cents (BRL 187,590,588.19), fully subscribed and paid in national currency, divided into one hundred and ninety-five million, five hundred and ninety-thousand, five hundred and eighty-seven (195,590,587) common, registered shares with no par value. 13. Description of the capital and control structure after the transaction, pursuant to item 6 of the reference form Once the Mergers take effect, (i) the Target Companies will be dissolved; (ii) all the shares or quotas of the Target Companies will cease to exist, as provided for in paragraph one of article 226 of the Brazilian Corporate Law; and (iii) no shares of the Company will be issued to replace the shares or quotas of the Target Companies. Therefore, the Company’s capital structure will remain as informed in section “6 - Control and Economic Group” of the Company’s 2024 Reference Form (version 3). 14. Number, class, species and type of the securities of each company involved in the transaction, held by any other companies involved in the transaction, or by persons related to these companies, as defined by the rules governing public offering for acquisition of shares Not applicable. 15. Exposure of any of the companies involved in the transaction, or persons related to them, as defined by the rules governing public offering for acquisition of shares, in derivatives referenced to securities issued by the other companies involved in the transaction Not applicable. 16. Report covering all the businesses carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction: a. Companies involved in the transaction: i. Private purchase transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage with respect to the class and species of the security; and (e) other relevant conditions None. ii. Private sale transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage with respect to the class and species of the security; and (e) other relevant conditions None.

iii. Purchase transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage with respect to the class and species of the security; and (e) other relevant conditions None. iv. Sale transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage with respect to the class and species of the security; and (e) other relevant conditions None. b. Parties related to companies involved in the transaction: i. Private purchase transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage with respect to the class and species of the security; and (e) other relevant conditions None. ii Private sale transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage with respect to the class and species of the security; and (e) other relevant conditions None. iii. Purchase transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage with respect to the class and species of the security; and (e) other relevant conditions None. iv. Sale transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage with respect to the class and species of the security; and (e) other relevant conditions None. 17. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction has been negotiated under the CVM Guidance Opinion No. 35, of 2008. Not applicable, see item 5(e) above. * * *

Management Proposal – EGM dated as of 30 September, 2024 EXHIBIT B Protocol and Justification with Appraisal Reports of the Target Companies

PROTOCOL AND JUSTIFICATION OF THE MERGER OF TIMBER VII SPE S.A., PRADARIA AGROFLORESTAL LTDA., TIMBER XX SPE S.A., CABECEIRA AGROINDUSTRIAL LTDA. AND FRIGG FLORESTAL S.A. BY SUZANO S.A. The managers of the companies identified below, as well as the respective companies identified below: (i) SUZANO S.A., publicly held company, enrolled with Corporate Taxpayers’ Register of the Ministry of Economy (“CNPJ/ME”) under No. 16.404.287/0001-55, registered in the Board of Trade of the State of Bahia under Companies Register Identification Number (“NIRE”) 29.300.016.331, with head office in the Capital City of the State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10th floor, Salas 1009 a 1011, Pituba, ZIP Code 41810-012, represented herein pursuant to its bylaws (“Suzano”); (ii) TIMBER VII SPE S.A., corporation, enrolled with CNPJ/MF under No. 23.741.553/0001-09, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.485.271, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01.452-919, represented herein pursuant to its bylaws (“Timber VII”); (iii) PRADARIA AGROFLORESTAL LTDA., limited liability company, enrolled with CNPJ/MF under No. 08.859.609/0001-22, registered in the Board of Trade of the State of Mato Grosso do Sul under NIRE 43.207.969.995, with registered office in the city of Ribas do Rio Pardo, at Rodovia BR Km220 - Suzano S/A , s/n, Sala Bataguassu, Zona Rural district, ZIP Code 79180-000, represented herein pursuant to its articles of association (“Pradaria”); (iv) TIMBER XX SPE S.A., corporation, enrolled with CNPJ/MF under No. 40.157.006/0001-91, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.561.724, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01.452-919, represented herein pursuant to its bylaws (“Timber XX”); (v) CABECEIRA AGROFLORESTAL LTDA., limited liability company, enrolled with CNPJ/MF under No. 15.735.568/0001-28, registered in the Board of Trade of the State of São Paulo under NIRE 35.233.099.165, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01.452-919, represented herein pursuant to its articles of association (“Cabeceira”); and (vi) FRIGG FLORESTAL S.A., corporation, enrolled with CNPJ/MF under No. 07.903.740/0001-87, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.572.998, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01.452-919, represented herein pursuant to its bylaws (“Frigg Florestal” and together with Timber VII, Pradaria, Timber XX and Cabeceira, the “Target Companies”) (Suzano and the Target Companies named jointly as “Parties” and, individually as “Party”);

For the reasons of and aiming the goals detailed below in compliance with articles 224 and 225 of Law No. 6,404/76, of December 15, 1976, as amended (“Brazilian Corporation Law”), the Parties have DECIDED to execute this Protocol and Justification (“Protocol and Justification”) for the purposes of the merger of the Target Companies by Suzano, under the following terms and conditions: 1. INTRODUCTION 1.1. Purpose. The purpose of this Protocol and Justification is to substantiate the justifications, terms and conditions of the merger of Target Companies by Suzano, with its subsequent winding up and transfer of their net equities to Suzano (“Mergers”). 1.1.1. Order of Mergers. The Parties agree that the mergers are considered independent and will be carried out in subsequent stages in a single act, at the EGM, in the following order: (i) Mergers of Timber VII and Timber XX, as below, so that Timber VII and Timber XX are terminated and the Company and the Company becomes the holder, in a subsequent act, of all the shares and/or quotas (as the case may be) issued by Pradaria, Cabeceira and Frigg Florestal: (ii) Then the mergers of Pradaria, Cabeceira and Frigg Florestal by Suzano, as shown below:

suzano
100%
100%
100%
Pradaria Agroflorestal SPE S.A.
Cabeceira Agroflorestal S.A.
Frigg Florestal S.A.

1.2. Justification. After analyzing the current situation of the Target Companies and Suzano, and considering that Suzano currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies, and that, upon the merger of each of the Target Companies, Suzano will directly hold one hundred percent (100%) of the share capital of each of the Target Companies, observing the order of the mergers defined in Clause 1.1.1 above, the management of the Parties have decided to propose the Mergers, as they believe that the effective integration of the activities of the Target Companies and Suzano will allow for the capture of efficiency gains on administrative costs. The Mergers are in accordance with Suzano's strategy of unifying the assets of its subsidiaries and restating them into Suzano, with a view to optimizing management and simplifying the corporate structure.

2. APPRAISAL CRITERIA; ADJUSTMENT OF EQUITY VARIATIONS

2.1. Form. Due to the Mergers, Suzano will receive all the net equity of the Target Companies, succeeding them on a universal basis with regard to all of its assets, rights and liabilities, without any discontinuity.

2.2. Base Dates. The equity appraisal reports, prepared in accordance with the financial statements, have a base date of July 31, 2024.

2.3. Appraisal Criteria. The assets, rights and liabilities of each of the Target Companies' net equity that will be transferred to Suzano will be appraised at their respective book values.

2.4. Appraisers; Appraisal Reports. The managers of the Parties hereby appoint and engage *ad referendum* of the Approval Acts (as defined below), as appraisal companies to carry out the appraisal, in compliance with Clause 2.3 above, the **Apsis Consultoria e Avaliações Ltda.**, company enrolled with CNPJ/ME under No. 08.681.365/0001-30, with registered office in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 ("Apsis" and, together with PwC, the "Appraisers") to prepare the appraisal reports of the net equities of the Target Companies, at their respective book values ("Appraisal Reports"), which become an integral and inseparable part of this Protocol and Justification for the due legal purposes, under the Exhibit I.

2.4.1. Whereas Suzano is currently the holder, directly or indirectly, of one hundred percent (100%) of the share capital of each of the Target Companies, and that, upon the merger, Suzano will be the direct holder of one hundred percent (100%) of the share capital of each of the Target Companies, observing the order of the mergers defined in Clause 1.1.1 above, and in view of the decision issued on February 15, 2018 by the Board of the Brazilian Securities and Exchange Commission (“CVM”) within the scope of SEI Process No. 19957.011351/2017-21, so that the preparation of the reports referred to in article 264 of the Brazilian Corporation Law will not be necessary. 2.4.2. Under paragraph one of article 227 of the Brazilian Corporation Law, the appointment of the Appraisers shall be subject to the ratification of Suzano’s general shareholders meeting that resolves about the Mergers. 2.4.3. There will be no right of withdrawal for the shareholders of Suzano (i.e., the merger) in the context of the Mergers, since the applicable law limits this right to the shareholders of the Target Companies (i.e., Suzano is currently the holder, directly or indirectly, of one hundred percent (100%) of the share capital of each of the Target Companies. Therefore, it is also not the case of dissenting shareholders and, as a consequence, in reimbursement amount to the shareholders/quotaholders of the Target Companies as a result of the Mergers. 2.4.4. The Appraisers state that: (a) there is no potential or current conflict or common interest with the Companies’ shareholders or, further, as regards to the Mergers; and (b) the shareholders or the managers of the Companies have not directed, limited, impaired or performed any acts which prevented, or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. The Appraisers were selected for the works described herein due to their wide and renowned experience in preparing reports and appraisals of such nature. 2.4.5. Suzano shall bear all the costs related to the hiring of the Appraiser for preparing the Appraisal Reports. 2.5. Net Equity to be Transferred; Capital Changes. Under the Appraisal Reports, the total net equity of Target Companies for purposes of the Mergers is two billion, one hundred and twenty-six million, three hundred and forty-three thousand, five hundred and seventy-three reais and ninety-eight cents (BRL 2,126,343,573.98), which will be the amount of the net assets to be transferred to Suzano. 2.5.1. According to the Appraisal Reports, the individual amount of the net equity of each of the Target Companies for the purposes of the Mergers is: (i) Timber VII: five hundred and forty-five million, two hundred and forty-five thousand, four hundred and thirteen reais and fifty cents (BRL 545,245,413.50). (ii) Pradaria: five hundred and forty-five million, one hundred and fifty thousand, six hundred and fifty-six reais and thirty-two cents (BRL 545,150,656.32); (iii) Timber XX: five hundred and eighteen million, twenty-six thousand, nine hundred and twenty-two reais and forty-four cents (BRL 518.026.922,44)

(iv) Cabeceira: two hundred and forty-one million, forty-five thousand, seven hundred and twenty-five reais and eleven cents (BRL 241,045,725.11); (v) Frigg Florestal: two hundred and seventy-six million, eight hundred and seventy-four thousand, eight hundred and fifty-six reais and sixty-one cents (BRL 276,874,856.61); 2.5.2. The Mergers will not result in capital increase of Suzano and, consequently, there will be no exchange ratio of shares, since Suzano is, directly or indirectly, the owner of the total share capital of the Target Companies and, therefore, each of the Target Companies’ net equity amount is already reflected in Suzano’s net equity. 2.6. Target Companies’ Net Equity to be Transferred to Suzano. Due to the Mergers, all of Target Companies’ net equity will be transferred to Suzano. 2.6.1. The assets and liabilities of the Target Companies to be transferred to Suzano include, by way of example only and without prejudice to the others included in the assets of the Target Companies, the following: (a) all establishments and branches of the Target Companies, regardless of whether they are listed in Exhibit II to this Protocol and Justification, whose activities will be carried out by Suzano as from the Mergers; (b) all biological assets, (c) all fixed assets; (d) all investment properties of the Target Companies listed in Exhibit III, a copy of whose registrations will be attached to this Protocol and Justification, pursuant to Exhibit III, accounted for at book value and fair value, in accordance with the Appraisal Reports, which will be reclassified as fixed assets until the date of the Mergers; (e) all personal guarantees and/or security interests granted and provided by third parties in favor of the Target Companies, if any, and (f) all current contracts to which the Target Companies are a party. 2.6.2. It is hereby established that, with the registration of the Mergers in the respective registries of the properties listed in Exhibit IV to this Protocol and Justification, Suzano shall be the owner, in due course, of all the aforementioned properties, as well as those acquired by the Target Companies after the date of the Approval Actions. 2.6.3. For clarification purposes, since it is about Mergers, all assets and rights of the Target Companies will transfer to Suzano by universal succession, regardless of whether or not in the Exhibits mentioned in this Protocol and Justification. 2.7. Equity Variation. Equity variations occurred between the respective Base Dates and the date of effective consumption of the Mergers shall be absorbed by Suzano, including both the positive and negative results arising from changes on that period, considering, in each case, the respective transferred net equity. 3. CORPORATE APPROVALS; SHARE CAPITAL 3.1. Approval Actions. The completion of the Mergers will depend on the following acts (“Approval Actions”), all interdependent, which shall be coordinated in order to occur on the first call on the same date: (i) Extraordinary General Meeting of Suzano to resolve to: (a) approve of the execution of the Protocol and Justification; (b) ratify the hiring of the Appraisers; (c)

approve the Appraisal Reports; (d) approve the Mergers, under this Protocol and Justification; and (e) authorize the Board of Officers to practice all necessary measures required for the completion of the resolutions to be discussed and approved by the shareholders of Suzano in said Extraordinary General Meeting (“Suzano EGM”). (ii) Extraordinary General Meeting or Shareholders’ Meeting of each of the Target Companies, as applicable, to resolve on: (a) the execution of the Protocol and Justification, (b) the hiring of the Appraiser; (c) approve the Appraisal Report; (d) approve the Mergers, under this Protocol and Justification; and (e) to authorize the management of the respective companies to practice all necessary measures required for the completion of the resolutions to be discussed and approved by the shareholders or quotaholders of each of the Companies in said Extraordinary General Meetings or Shareholders’ Meetings, as the case may be (“Target Company Action”). 3.1.1. Each Target Company Action will be interdependent on the approval of the respective merger by the Suzano EGM, observing that the merger of each of the Target Companies by Suzano establishes an independent legal transaction, the premise being that one transaction may be effective without the others also being effective. The approval of the mergers of Pradaria, Cabeceira and Frigg is subject to the prior approval of the mergers of Timber VII and Timber XX by Suzano, in accordance with the stages described in item 1.1 above. 3.1.2. Suzano recognizes that, as the Mergers will not result in its share capital increase, its Bylaws shall not be amended for this specific purpose. 4. OTHER COVENANTS 4.1. Pro Forma Financial Information. The obligations set forth in Chapter III of CVM Resolution No. 78, dated March 29, 2022, do not apply to the Mergers, given that the Mergers: (a) do not represent a dilution of more than five percent (5%), since they will not result in an increase in Suzano’s capital and, consequently, there will be no exchange ratio; and (b) do not create relevant business, for the purposes of Technical Guidance CPC No. 06. 5. FINAL PROVISIONS 5.1. Succession of Rights and Liabilities. Pursuant to article 227 of the Brazilian Corporation Law, Suzano will assume the assets and liabilities regarding the net equities of the Target Companies transferred to Suzano, under this Protocol and Justification due to the Mergers, without any discontinuity. 5.2. Implementation. The management of the Parties shall have the powers to perform all necessary acts, registries and annotations for the completion of the Mergers after the approval pursuant to the Approval Actions, including recognizing the existence of any asset or right to be transferred to Suzano by means of the Mergers. 5.3. Disclosure. The relevant documents shall be available to the shareholders of Suzano and the Target Companies, as applicable at: (i) their respective social medias as of the date of the call notices of Approval Actions and/or, as the case may be, (ii) on the

Investor Relations website of Suzano (https://ri.suzano.com.br/) and (iii) on the websites of the CVM and B3 S.A. – Brasil, Bolsa, Balcão. 5.4. Amendment. This Protocol and Justification may only be amended by written instrument executed by the Parties’ managements. 5.5. Nullity and Inefficiency. A possible statement by any court of nullity or non- effectiveness of any of the provisions set forth in this Protocol and Justification shall not impair the validity or effectiveness of the other provisions, which shall be fully complied with, the Companies agreeing to endeavor their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-effective. 5.6. Waiver. The failure or delay by any of the Parties in exercising any of its rights under this Protocol and Justification shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing. 5.7. Irrevocability and Irreversibility. This Protocol and Justification is irrevocable and irreversible, and the obligations herein undertaken by the Companies are also binding on their successors at any title whatsoever. 5.8. Assignment. The assignment of any of the rights and obligations agreed to in this Protocol and Justification without the prior and express consent, in writing, by the Companies shall be prohibited. 5.9. Execution Instrument. This Protocol and Justification, signed in the presence of two (2) witnesses, is an extrajudicial execution instrument in accordance with the civil procedural law, for all legal effects. The Companies since now acknowledge that (i) this Protocol and Justification constitutes an extrajudicial execution instrument for all purposes and effects of the Code of Civil Procedure; and (ii) is subject to specific performance in accordance with the applicable law. 5.10. Applicable Law. This Protocol and Justification shall be construed and governed by the laws of the Federative Republic of Brazil. 5.11. Jurisdiction. The Parties and their respective managements elect the Central Court of São Paulo, State of São Paulo, to settle any divergences arising out of this Protocol and Justification. In witness whereof, the managers of the Companies execute this Protocol and Justification in as many counterparts as many may be necessary, and shall be considered each copy of the same content and form and for one sole effect, together with the witnesses below. São Paulo, August 29, 2024. [Remainder of page deliberately left in blank.]

[Signature page of the Protocol and Justification of Timber VII SPE S.A., Pradaria Agroflorestal Ltda., Timber XX SPE S.A., Frigg Florestal S.A. and Cabeceira Agroindustrial Ltda. by Suzano S.A., dated as of August 29, 2024] SUZANO S.A. ________________________________ Name: Marcelo Feriozzi Bacci Title: ________________________________ Name: Title: TIMBER VII SPE S.A. ________________________________ Name: Title: ________________________________ Name: Title: PRADARIA AGROFLORESTAL LTDA. ________________________________ Name: Title: ________________________________ Name: Title: TIMBER XX SPE S.A. ________________________________ Name: Title: ________________________________ Name: Title: CABECEIRA AGROFLORESTAL LTDA., ________________________________ Name: Title: ________________________________ Name: Title: FRIGG FLORESTAL S.A. ________________________________ Name: Title: ________________________________ Name: Title: Witnesses: ________________________________ Name: Title: ________________________________ Name: Title:

EXHIBIT I TO THE PROTOCOL AND JUSTIFICATION OF MERGERS OF THE TARGET COMPANIES BY SUZANO S.A. Appraisal Reports

APPRAISAL REPORT: AP-00761/24-02

VALUATION DATE: July 31st, 2024

APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF TIMBER VII SPE S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

1. EVALUATION METHODOLOGY

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1.752, 10th floor, Rooms 1.009 to 1.011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of TIMBER VII SPE S.A., hereinafter denominated TIMBER VII, based at Avenida Brigadeiro Faria Lima, no. 1.355, 8th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 23.741.553/0001-09, on July 31st, 2024, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

1

2. PURPOSE OF APPRAISAL

The shareholders' equity assessment of TIMBER VII, as of July 31st, 2024, according to Articles 226 and 227 of Law no. 6,404/76, aims for the merger of the company by SUZANO.

3. MANAGEMENT´S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of TIMBER VII is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

4. SOCPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of TIMBER VII as of July 31st, 2024, in accordance with the Technical Communication CTG 2002, approved by the CFC, which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of TIMBER VII. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

2

5. CONCLUSION

Based on the work executed, we concluded that the amount of BRL 545,245.413.50 (five hundred and forty-five million, forty-forty-five thousand, four hundred and thirteen reais and fifty cents), as stated in the TIMBER VII's balance sheet as of July 31st, 2024, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed under Brazilian accounting practices.

6. EMPHASIS

In addition, we also draw attention to the fact that, on the date of issuance of this Accounting Report, Brazilian accounting practices related to ESG (environmental, social and governance) are not in force. Such accounting practices regarding ESG, when issued and in force, may cause, at a date not yet known, impacts on the assets and liabilities of the company subject to this Report. This uncertainty may have a material outcome, arising from a future event, but that does not affect the conclusion about the carrying value of the items evaluated at the base date. Our conclusion is not barred by this matter.

Rio de Janeiro, August 23rd, 2024.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.

CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2024.08.23 10:54:59 -03'00'

LUIZ PAULO CESAR SILVEIRA
Vice President
Accountant (CRC/RJ-118263/P-0)

3

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SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY TIMBER VII

Cash and cash equivalents

It comprises cash balances, bank deposits, and immediately liquid financial investments, whose original maturities, at the acquisition date, were 90 days or less, readily convertible into a known amount of cash and subject to an insignificant risk of value change.

Investments

The balance sheet includes the participation in investees, accounted for using the equity method, and is adjusted in accordance with TIMBER VII's accounting policies, in compliance with the requirements of CPC 18 (R2) - Investment in Associates, Subsidiaries, and Joint Ventures.

Liabilities

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event. It is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amounts and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

1

GLOSSARY

A

ABL
Gross Leasable Area.

ABNT
Brazilian Technical Standards Association.

Allocated Codes
Serial number (grades or weights) to differentiate the quality features of properties.

Allotment
Subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
Estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
A percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
The most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
A systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Building Owners and Managers Association (BOMA)
The BOMA Standard measures buildings on a buildingwide basis. It introduces the concept of Building Common Area (areas common to all of the tenants in a building).

Building Standard
The quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk
Uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

CAPM (Capital Asset Pricing Model)
Model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc.).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
An event that causes financial loss.

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apsis

CFC (Conselho Federal de Contabilidade)
Brazilian Accounting Committee.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Control Premium
Value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of noncontrolling shares, which reflect the control power.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
Value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Data Treatment
Application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow)
Discounted cash flow.

D&A
Depreciation and amortization.

Dependent Variable
Variable to be explained by the independent ones.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
Variable that assumes only two values.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest and taxes.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
That which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value
Estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Equivalent Construction Area
Constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

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Equivalent Depth
Numerical result of the division of a lot area by its main projected front.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
Value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Forced Liquidation
Condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

G

Goodwill
See Premium for Expected Future Profitability.

H

Homogenization
Treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area
Useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction
Percentage owned by each of the buyers (tenants) of the land IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses.

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Independent Variables
Variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Insurance
Risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value
Value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

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Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Internal Rate of Return
Discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

IVSC
International Valuation Standards Council

K

Key Money
Amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables
Variables that, a priori, and traditionally have been important for the formation of property value.

L

Levered Beta
Beta value reflecting the debt in capital structure.

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data
Set of information collected on the market related to a particular property.

Market Research
Set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Marketing Factor
The ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than one.

Maximum Insurance Value
Maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc.).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long- term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

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O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
An entity that has one or more subsidiaries.

Percentual Value
Value at the end of the projective period to be added on the cash flow.

Point of Sale
Intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population
Total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
he amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area
Useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

Q

Qualitative Variables
Variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables
Variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

R

Range for Real Estate Valuations
Range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Rd (Cost of Debt)
A measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Re (Cost of Equity)
Return required by shareholders for the capital invested.

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Reference Real Estate
Market data with features comparable to the property assessed.

Regression Model
The model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

5

S

Sample
Set of market data representative of a population.

Scrap Value
Market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices
See Assets Approach.

Statistical Inference
Part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

Survey
Evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Technical Term of Responsibility
Required document, which defines the responsible engineer for a product or service.

Total Construction Area
Resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

U

Urbanizable Land
Land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area
Real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Date
Specific date (day, month and year) of application of the assessment value.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk
Representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use
Value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value of a business in forced liquidation
Value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Value of a business in immediate liquidation
The compulsory liquidation refers to a business forced into liquidation by way of a winding-up petition presented to the court. More aggressive than forced liquidation.

Value Plan
The graphic representation or listing of generic square meter values of land or of the real estate on the same date.

W

WACC
WACC (Weighted Average Cost of Capital) Model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

WARA
Weighted Average Return on Assets (WARA) Weighted average rate of return expected for the assets and liabilities that make up the company under analysis, including goodwill.

6

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APPRAISAL REPORT: AP-00761/24-05

VALUATION DATE: July 31st, 2024

APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF PRADARIA AGROFLORESTAL LTDA., DETERMINED THROUGH THE ACCOUNTING BOOKS

1. EVALUATION METHODOLOGY

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1.752, 10th floor, Rooms 1.009 to 1.011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of PRADARIA AGROFLORESTAL LTDA., hereinafter denominated PRADARIA, based at Rua Roaldo Ferreira Lino, no. 4, Room 1, Jardim Nova Água Clara, City of Água Clara, State of Mato Grosso do Sul, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.859.609/0001-22, on July 31st, 2024, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

1

2. PURPOSE OF APPRAISAL

The shareholders' equity assessment of PRADARIA, as of July 31st, 2024, according to Articles 226 and 227 of Law no. 6,404/76, aims for the merger of the company by SUZANO.

3. MANAGEMENT´S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of PRADARIA is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee ("CPC") and approved by the Federal Accounting Council ("CFC"), as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

4. SOCPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of PRADARIA as of July 31st, 2024, in accordance with the Technical Communication CTG 2002, approved by the CFC, which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PRADARIA. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

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5. CONCLUSION

Based on the work executed, we concluded that the amount of BRL 545,150,656.32 (five hundred and forty-five million, one hundred and fifty thousand, six hundred and fifty-six reais and thirty-two cents), as stated in the PRADARIA's balance sheet as of July 31st, 2024, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed under Brazilian accounting practices.

6. EMPHASIS

In addition, we also draw attention to the fact that, on the date of issuance of this Accounting Report, Brazilian accounting practices related to ESG (environmental, social and governance) are not in force. Such accounting practices regarding ESG, when issued and in force, may cause, at a date not yet known, impacts on the assets and liabilities of the company subject to this Report. This uncertainty may have a material outcome, arising from a future event, but that does not affect the conclusion about the carrying value of the items evaluated at the base date. Our conclusion is not barred by this matter.

Rio de Janeiro, August 23rd, 2024.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.

CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2024.08.23 12:24:16 -03'00'

LUIZ PAULO CESAR SILVEIRA
Vice President
Accountant (CRC/RJ-118263/P-0)

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SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PRADARIA

Cash and cash equivalents

It comprises cash balances, bank deposits, and immediately liquid financial investments, whose original maturities, at the acquisition date, were 90 days or less, readily convertible into a known amount of cash and subject to an insignificant risk of value change.

Biological assets

Biological assets for production (mature and immature forests) are the reforestation of eucalyptus forests, with a formation cycle between planting and harvesting of six to seven years, measured at fair value less selling expenses. Depletion is measured by the quantity of biological assets exhausted (harvested) and measured at its fair value at the time of its harvest.

To determine fair value, the income approach technique was applied using the discounted cash flow model based on the productivity cycle projected for these assets. The assumptions used to measure fair value are reviewed on a half-yearly basis, as the company considers that this interval is sufficient to ensure that there is no significant discrepancy in the fair value balance of biological assets recorded in the accounting records.

The gain or loss in assessing fair value is recognized in the net operating income (expenses) item.

Biological assets in formation that are less than two years old are maintained in the accounting records at their formation cost. Permanent environmental preservation areas are not recorded in the accounting records, as they are not characterized as biological assets and are not included in the measurement at fair value.

Deferred tax

Deferred tax assets are recognized to the extent that future taxable income will likely be available to offset temporary differences and/or tax losses based on projections of prepared results, internal assumptions, and future economic scenarios, which may, therefore, undergo changes.

Current Income Tax and Social Contribution are presented net in liabilities (when amounts are to be paid) or net in assets (when the amounts prepaid exceed the total due on the reporting date). Deferred taxes are presented at net value.

Liabilities

These are recognized in the balance sheet when PRADARIA has a present obligation (legal or presumed) or resulting from a past event, and it is probable that an economic resource will be required to settle it. Some liabilities involve uncertainties as to the term and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

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GLOSSARY

A

ABL
Gross Leasable Area.

ABNT
Brazilian Technical Standards Association.

Allocated Codes
Serial number (grades or weights) to differentiate the quality features of properties.

Allotment
Subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
Estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
A percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
The most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
A systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Building Owners and Managers Association (BOMA)
The BOMA Standard measures buildings on a buildingwide basis. It introduces the concept of Building Common Area (areas common to all of the tenants in a building).

Building Standard
The quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk
Uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

CAPM (Capital Asset Pricing Model)
Model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc.).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
An event that causes financial loss.

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CFC (Conselho Federal de Contabilidade)
Brazilian Accounting Committee.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Control Premium
Value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of noncontrolling shares, which reflect the control power.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
Value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Data Treatment
Application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow)
Discounted cash flow.

D&A
Depreciation and amortization.

Dependent Variable
Variable to be explained by the independent ones.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
Variable that assumes only two values.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest and taxes.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
That which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value
Estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Equivalent Construction Area
Constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

2

Equivalent Depth
Numerical result of the division of a lot area by its main projected front.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
Value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Forced Liquidation
Condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

G

Goodwill
See Premium for Expected Future Profitability.

H

Homogenization
Treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area
Useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction
Percentage owned by each of the buyers (tenants) of the land IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses.

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Independent Variables
Variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Insurance
Risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value
Value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

3

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Internal Rate of Return
Discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

IVSC
International Valuation Standards Council

K

Key Money
Amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables
Variables that, a priori, and traditionally have been important for the formation of property value.

L

Levered Beta
Beta value reflecting the debt in capital structure.

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data
Set of information collected on the market related to a particular property.

Market Research
Set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Marketing Factor
The ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than one.

Maximum Insurance Value
Maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc.).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long- term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

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O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
An entity that has one or more subsidiaries.

Percentual Value
Value at the end of the projective period to be added on the cash flow.

Point of Sale
Intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population
Total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
he amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area
Useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

Q

Qualitative Variables
Variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables
Variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

R

Range for Real Estate Valuations
Range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Rd (Cost of Debt)
A measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Re (Cost of Equity)
Return required by shareholders for the capital invested.

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Reference Real Estate
Market data with features comparable to the property assessed.

Regression Model
The model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

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S

Sample
Set of market data representative of a population.

Scrap Value
Market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices
See Assets Approach.

Statistical Inference
Part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

Survey
Evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Technical Term of Responsibility
Required document, which defines the responsible engineer for a product or service.

Total Construction Area
Resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

U

Urbanizable Land
Land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area
Real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Date
Specific date (day, month and year) of application of the assessment value.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk
Representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use
Value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value of a business in forced liquidation
Value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Value of a business in immediate liquidation
The compulsory liquidation refers to a business forced into liquidation by way of a winding-up petition presented to the court. More aggressive than forced liquidation.

Value Plan
The graphic representation or listing of generic square meter values of land or of the real estate on the same date.

W

WACC
WACC (Weighted Average Cost of Capital) Model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

WARA
Weighted Average Return on Assets (WARA) Weighted average rate of return expected for the assets and liabilities that make up the company under analysis, including goodwill.

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�      !"#$  % & ' () ( * +++&, -((./0.1

APPRAISAL REPORT: AP-00761/24-01

VALUATION DATE: July 31st, 2024

APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF TIMBER XX SPE S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

1. EVALUATION METHODOLOGY

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1.752, 10th floor, Rooms 1.009 to 1.011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of TIMBER XX SPE S.A., hereinafter denominated TIMBER XX, based at Avenida Brigadeiro Faria Lima, no. 1.355, 8th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 40.157.006/0001-91, on July 31st, 2024, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

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2. PURPOSE OF APPRAISAL

The shareholders' equity assessment of TIMBER XX, as of July 31st, 2024, according to Articles 226 and 227 of Law no. 6,404/76, aims for the merger of the company by SUZANO.

3. MANAGEMENT´S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of TIMBER XX is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

4. SOCPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of TIMBER XX as of July 31st, 2024, in accordance with the Technical Communication CTG 2002, approved by the CFC, which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of TIMBER XX. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

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5. CONCLUSION

Based on the work executed, we concluded that the amount of BRL 518,026,922.44 (five hundred eighteen million, twenty-six thousand, nine hundred twenty-two dollars and forty-four cents), as stated in the TIMBER XX's balance sheet as of July 31st, 2024, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed under Brazilian accounting practices.

6. EMPHASIS

In addition, we also draw attention to the fact that, on the date of issuance of this Accounting Report, Brazilian accounting practices related to ESG (environmental, social and governance) are not in force. Such accounting practices regarding ESG, when issued and in force, may cause, at a date not yet known, impacts on the assets and liabilities of the company subject to this Report. This uncertainty may have a material outcome, arising from a future event, but that does not affect the conclusion about the carrying value of the items evaluated at the base date. Our conclusion is not barred by this matter.

Rio de Janeiro, August 23rd, 2024.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2024.08.23 10:52:38 -03'00'

LUIZ PAULO CESAR SILVEIRA
Vice President
Accountant (CRC/RJ-118263/P-0)

3

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SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY TIMBER XX

Cash and cash equivalents

It comprises cash balances, bank deposits, and immediately liquid financial investments, whose original maturities, at the acquisition date, were 90 days or less, readily convertible into a known amount of cash and subject to an insignificant risk of value change.

Investments

The balance sheet includes the participation in investees, accounted for using the equity method, and is adjusted in accordance with TIMBER XX's accounting policies, in compliance with the requirements of CPC 18 (R2) - Investment in Associates, Subsidiaries, and Joint Ventures.

Liabilities

They are recognized on the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event. It is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amounts and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

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GLOSSARY

A

ABL
Gross Leasable Area.

ABNT
Brazilian Technical Standards Association.

Allocated Codes
Serial number (grades or weights) to differentiate the quality features of properties.

Allotment
Subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
Estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
A percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
The most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
A systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Building Owners and Managers Association (BOMA)
The BOMA Standard measures buildings on a buildingwide basis. It introduces the concept of Building Common Area (areas common to all of the tenants in a building).

Building Standard
The quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk
Uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

CAPM (Capital Asset Pricing Model)
Model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc.).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
An event that causes financial loss.

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CFC (Conselho Federal de Contabilidade)
Brazilian Accounting Committee.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Control Premium
Value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of noncontrolling shares, which reflect the control power.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
Value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Data Treatment
Application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow)
Discounted cash flow.

D&A
Depreciation and amortization.

Dependent Variable
Variable to be explained by the independent ones.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
Variable that assumes only two values.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest and taxes.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
That which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value
Estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Equivalent Construction Area
Constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

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Equivalent Depth
Numerical result of the division of a lot area by its main projected front.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
Value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Forced Liquidation
Condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

G

Goodwill
See Premium for Expected Future Profitability.

H

Homogenization
Treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area
Useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction
Percentage owned by each of the buyers (tenants) of the land IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses.

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Independent Variables
Variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Insurance
Risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value
Value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

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Intangible Asset

Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Internal Rate of Return

Discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)

Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property

Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value

Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

IVSC

International Valuation Standards Council

K

Key Money

Amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables

Variables that, a priori, and traditionally have been important for the formation of property value.

L

Levered Beta

Beta value reflecting the debt in capital structure.

Liability

Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity

Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach

Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data

Set of information collected on the market related to a particular property.

Market Research

Set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Marketing Factor

The ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than one.

Maximum Insurance Value

Maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple

Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc.).

N

Net Debt

Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long- term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets

Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

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O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
An entity that has one or more subsidiaries.

Percentual Value
Value at the end of the projective period to be added on the cash flow.

Point of Sale
Intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population
Total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
he amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area
Useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

Q

Qualitative Variables
Variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables
Variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

R

Range for Real Estate Valuations
Range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Rd (Cost of Debt)
A measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Re (Cost of Equity)
Return required by shareholders for the capital invested.

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Reference Real Estate
Market data with features comparable to the property assessed.

Regression Model
The model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

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S

Sample
Set of market data representative of a population.

Scrap Value
Market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices
See Assets Approach.

Statistical Inference
Part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

Survey
Evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Technical Term of Responsibility
Required document, which defines the responsible engineer for a product or service.

Total Construction Area
Resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

U

Urbanizable Land
Land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area
Real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Date
Specific date (day, month and year) of application of the assessment value.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk
Representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use
Value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value of a business in forced liquidation
Value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Value of a business in immediate liquidation
The compulsory liquidation refers to a business forced into liquidation by way of a winding-up petition presented to the court. More aggressive than forced liquidation.

Value Plan
The graphic representation or listing of generic square meter values of land or of the real estate on the same date.

W

WACC
WACC (Weighted Average Cost of Capital) Model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

WARA
Weighted Average Return on Assets (WARA) Weighted average rate of return expected for the assets and liabilities that make up the company under analysis, including goodwill.

6

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APPRAISAL REPORT: AP-00761/24-03
VALUATION DATE: July 31st, 2024

APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF CABECEIRA AGROINDUSTRIAL LTDA., DETERMINED THROUGH THE ACCOUNTING BOOKS

1. EVALUATION METHODOLOGY

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1.752, 10th floor, Rooms 1.009 to 1.011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of CABECEIRA AGROINDUSTRIAL LTDA., hereinafter denominated CABECEIRA, based at Avenida Brigadeiro Faria Lima, no. 1.355, 8th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 15.735.568/0001-28, on July 31st, 2024, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

1
APSIS

2. PURPOSE OF APPRAISAL

The shareholders' equity assessment of CABECEIRA, as of July 31st, 2024, according to Articles 226 and 227 of Law no. 6,404/76, aims for the merger of the company by SUZANO.

3. MANAGEMENT´S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of CABECEIRA is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

4. SOCPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of CABECEIRA as of July 31st, 2024, in accordance with the Technical Communication CTG 2002, approved by the CFC, which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of CABECEIRA. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

2

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5. CONCLUSION

Based on the work executed, we concluded that the amount of BRL 241,045,725.11 (Two hundred and forty-one million, forty-five thousand, seven hundred and twenty-five reais and eleven cents.), as stated in the CABECEIRA's balance sheet as of July 31st, 2024, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed under Brazilian accounting practices.

6. EMPHASIS

In addition, we also draw attention to the fact that, on the date of issuance of this Accounting Report, Brazilian accounting practices related to ESG (environmental, social and governance) are not in force. Such accounting practices regarding ESG, when issued and in force, may cause, at a date not yet known, impacts on the assets and liabilities of the company subject to this Report. This uncertainty may have a material outcome, arising from a future event, but that does not affect the conclusion about the carrying value of the items evaluated at the base date. Our conclusion is not barred by this matter.

Rio de Janeiro, August 23rd, 2024.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.

CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2024.08.23 10:57:43 -03'00'

LUIZ PAULO CESAR SILVEIRA
Vice President
Accountant (CRC/RJ-118263/P-0)

3

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SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY CABECEIRA

Cash and cash equivalents

It comprises cash balances, bank deposits, and immediately liquid financial investments, whose original maturities, at the acquisition date, were 90 days or less, readily convertible into a known amount of cash and subject to an insignificant risk of value change.

Biological assets

Biological assets for production (mature and immature forests) are the reforestation of eucalyptus forests, with a formation cycle between planting and harvesting of 6 (six) to 7 (seven) years, measured at fair value less selling expenses. Depletion is measured by the quantity of biological assets exhausted (harvested) and measured at its fair value at the time of its harvest.

To determine fair value, the income approach technique was applied using the discounted cash flow model based on the productivity cycle projected for these assets. The assumptions used to measure fair value are reviewed on a half-yearly basis, as the Company considers that this interval is sufficient to ensure that there is no significant discrepancy in the fair value balance of biological assets recorded in the accounting records.

The gain or loss in assessing fair value is recognized in the net operating income (expenses) item.

Biological assets in formation that are less than 2 (two) years old are maintained in the accounting records at their formation cost. Permanent environmental preservation areas are not recorded in the accounting records, as they are not characterized as biological assets and are not included in the measurement at fair value.

Deferred tax

Deferred tax assets are recognized to the extent that future taxable income will likely be available to offset temporary differences and/or tax losses based on projections of prepared results, internal assumptions, and future economic scenarios, which may, therefore, undergo changes.

Current Income Tax and Social Contribution are presented net in liabilities (when amounts are to be paid) or net in assets (when the amounts prepaid exceed the total due on the reporting date). Deferred taxes are presented at net value.

Liabilities

These are recognized in the balance sheet when CABECEIRA has a present obligation (legal or presumed) or resulting from a past event, and it is probable that an economic resource will be required to settle it. Some liabilities involve uncertainties as to the term and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

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APSIS

GLOSSARY

A

ABL
Gross Leasable Area.

ABNT
Brazilian Technical Standards Association.

Allocated Codes
Serial number (grades or weights) to differentiate the quality features of properties.

Allotment
Subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
Estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
A percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
The most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
A systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Building Owners and Managers Association (BOMA)
The BOMA Standard measures buildings on a buildingwide basis. It introduces the concept of Building Common Area (areas common to all of the tenants in a building).

Building Standard
The quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk
Uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

CAPM (Capital Asset Pricing Model)
Model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc.).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
An event that causes financial loss.

1

CFC (Conselho Federal de Contabilidade)
Brazilian Accounting Committee.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Control Premium
Value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of noncontrolling shares, which reflect the control power.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
Value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Data Treatment
Application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow)
Discounted cash flow.

D&A
Depreciation and amortization.

Dependent Variable
Variable to be explained by the independent ones.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
Variable that assumes only two values.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest and taxes.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
That which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value
Estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Equivalent Construction Area
Constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

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Equivalent Depth
Numerical result of the division of a lot area by its main projected front.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
Value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Forced Liquidation
Condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

G

Goodwill
See Premium for Expected Future Profitability.

H

Homogenization
Treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area
Useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction
Percentage owned by each of the buyers (tenants) of the land IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses.

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Independent Variables
Variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Insurance
Risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value
Value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

3

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Internal Rate of Return
Discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

IVSC
International Valuation Standards Council

K

Key Money
Amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables
Variables that, a priori, and traditionally have been important for the formation of property value.

L

Levered Beta
Beta value reflecting the debt in capital structure.

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data
Set of information collected on the market related to a particular property.

Market Research
Set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Marketing Factor
The ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than one.

Maximum Insurance Value
Maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc.).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long- term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

4

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O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
An entity that has one or more subsidiaries.

Percentual Value
Value at the end of the projective period to be added on the cash flow.

Point of Sale
Intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population
Total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
he amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area
Useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

Q

Qualitative Variables
Variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables
Variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

R

Range for Real Estate Valuations
Range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Rd (Cost of Debt)
A measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Re (Cost of Equity)
Return required by shareholders for the capital invested.

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Reference Real Estate
Market data with features comparable to the property assessed.

Regression Model
The model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

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S

Sample
Set of market data representative of a population.

Scrap Value
Market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices
See Assets Approach.

Statistical Inference
Part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

Survey
Evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Technical Term of Responsibility
Required document, which defines the responsible engineer for a product or service.

Total Construction Area
Resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

U

Urbanizable Land
Land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area
Real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Date
Specific date (day, month and year) of application of the assessment value.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk
Representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use
Value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value of a business in forced liquidation
Value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Value of a business in immediate liquidation
The compulsory liquidation refers to a business forced into liquidation by way of a winding-up petition presented to the court. More aggressive than forced liquidation.

Value Plan
The graphic representation or listing of generic square meter values of land or of the real estate on the same date.

W

WACC
WACC (Weighted Average Cost of Capital) Model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

WARA
Weighted Average Return on Assets (WARA) Weighted average rate of return expected for the assets and liabilities that make up the company under analysis, including goodwill.

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APPRAISAL REPORT: AP-00761/24-04

VALUATION DATE: July 31st, 2024

APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF FRIGG FLORESTAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

1. EVALUATION METHODOLOGY

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1.752, 10th floor, Rooms 1.009 to 1.011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of FRIGG FLORESTAL S.A., hereinafter denominated FRIGG, based at Avenda Brigadeiro Faria Lima, no. 1.355, 8th floor, Jardim Paulistano, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 07.903.740/0001-87, on July 31st, 2024, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

1

APSIS

2. PURPOSE OF APPRAISAL

The shareholders' equity assessment of FRIGG, as of July 31st, 2024, according to Articles 226 and 227 of Law no. 6,404/76, aims for the merger of the company by SUZANO.

3. MANAGEMENT´S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of FRIGG is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee ("CPC") and approved by the Federal Accounting Council ("CFC"), as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

4. SOCPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of FRIGG as of July 31st, 2024, in accordance with the Technical Communication CTG 2002, approved by the CFC, which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of FRIGG. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

2

APSIS

5. CONCLUSION

Based on the work executed, we concluded that the amount of BRL 276,874,856.61 (two hundred and seventy-six million, eight hundred and seventy-four thousand, eight hundred and fifty-six reais and sixty-one cents), as stated in the FRIGG's balance sheet as of July 31st, 2024, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed under Brazilian accounting practices.

6. EMPHASIS

In addition, we also draw attention to the fact that, on the date of issuance of this Accounting Report, Brazilian accounting practices related to ESG (environmental, social and governance) are not in force. Such accounting practices regarding ESG, when issued and in force, may cause, at a date not yet known, impacts on the assets and liabilities of the company subject to this Report. This uncertainty may have a material outcome, arising from a future event, but that does not affect the conclusion about the carrying value of the items evaluated at the base date. Our conclusion is not barred by this matter.

Rio de Janeiro, August 23rd, 2024.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.

CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2024.08.23 12:25:07 -03'00'

LUIZ PAULO CESAR SILVEIRA
Vice President
Accountant (CRC/RJ-118263/P-0)

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SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY FRIGG

Cash and cash equivalents

It comprises cash balances, bank deposits, and immediately liquid financial investments, whose original maturities, at the acquisition date, were 90 days or less, readily convertible into a known amount of cash and subject to an insignificant risk of value change.

Biological assets

Biological assets for production (mature and immature forests) are the reforestation of eucalyptus forests, with a formation cycle between planting and harvesting of six to seven years, measured at fair value less selling expenses. Depletion is measured by the quantity of biological assets exhausted (harvested) and measured at its fair value at the time of its harvest.

To determine fair value, the income approach technique was applied using the discounted cash flow model based on the productivity cycle projected for these assets. The assumptions used to measure fair value are reviewed on a half-yearly basis, as the company considers that this interval is sufficient to ensure that there is no significant discrepancy in the fair value balance of biological assets recorded in the accounting records.

The gain or loss in assessing fair value is recognized in the net operating income (expenses) item.

Biological assets in formation that are less than two years old are maintained in the accounting records at their formation cost. Permanent environmental preservation areas are not recorded in the accounting records, as they are not characterized as biological assets and are not included in the measurement at fair value.

Deferred tax

Deferred tax assets are recognized to the extent that future taxable income will likely be available to offset temporary differences and/or tax losses based on projections of prepared results, internal assumptions, and future economic scenarios, which may, therefore, undergo changes.

Current Income Tax and Social Contribution are presented net in liabilities (when amounts are to be paid) or net in assets (when the amounts prepaid exceed the total due on the reporting date). Deferred taxes are presented at net value.

Liabilities

These are recognized in the balance sheet when FRIGG has a present obligation (legal or presumed) or resulting from a past event, and it is probable that an economic resource will be required to settle it. Some liabilities involve uncertainties as to the term and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

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GLOSSARY

A

ABL
Gross Leasable Area.

ABNT
Brazilian Technical Standards Association.

Allocated Codes
Serial number (grades or weights) to differentiate the quality features of properties.

Allotment
Subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
Estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
A percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
The most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
A systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Building Owners and Managers Association (BOMA)
The BOMA Standard measures buildings on a buildingwide basis. It introduces the concept of Building Common Area (areas common to all of the tenants in a building).

Building Standard
The quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk
Uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

CAPM (Capital Asset Pricing Model)
Model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc.).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
An event that causes financial loss.

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CFC (Conselho Federal de Contabilidade)
Brazilian Accounting Committee.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Control Premium
Value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of noncontrolling shares, which reflect the control power.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
Value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Data Treatment
Application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow)
Discounted cash flow.

D&A
Depreciation and amortization.

Dependent Variable
Variable to be explained by the independent ones.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
Variable that assumes only two values.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest and taxes.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
That which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value
Estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Equivalent Construction Area
Constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

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Equivalent Depth
Numerical result of the division of a lot area by its main projected front.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
Value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Forced Liquidation
Condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

G

Goodwill
See Premium for Expected Future Profitability.

H

Homogenization
Treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area
Useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction
Percentage owned by each of the buyers (tenants) of the land IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses.

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Independent Variables
Variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Insurance
Risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value
Value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

3
apsis

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Internal Rate of Return
Discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

IVSC
International Valuation Standards Council

K

Key Money
Amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables
Variables that, a priori, and traditionally have been important for the formation of property value.

L

Levered Beta
Beta value reflecting the debt in capital structure.

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data
Set of information collected on the market related to a particular property.

Market Research
Set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Marketing Factor
The ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than one.

Maximum Insurance Value
Maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc.).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long- term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

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O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
An entity that has one or more subsidiaries.

Percentual Value
Value at the end of the projective period to be added on the cash flow.

Point of Sale
Intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population
Total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
he amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area
Useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

Q

Qualitative Variables
Variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables
Variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

R

Range for Real Estate Valuations
Range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Rd (Cost of Debt)
A measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Re (Cost of Equity)
Return required by shareholders for the capital invested.

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Reference Real Estate
Market data with features comparable to the property assessed.

Regression Model
The model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

5

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S

Sample
Set of market data representative of a population.

Scrap Value
Market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices
See Assets Approach.

Statistical Inference
Part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

Survey
Evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Technical Term of Responsibility
Required document, which defines the responsible engineer for a product or service.

Total Construction Area
Resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

U

Urbanizable Land
Land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area
Real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Date
Specific date (day, month and year) of application of the assessment value.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk
Representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use
Value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value of a business in forced liquidation
Value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Value of a business in immediate liquidation
The compulsory liquidation refers to a business forced into liquidation by way of a winding-up petition presented to the court. More aggressive than forced liquidation.

Value Plan
The graphic representation or listing of generic square meter values of land or of the real estate on the same date.

W

WACC
WACC (Weighted Average Cost of Capital) Model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

WARA
Weighted Average Return on Assets (WARA) Weighted average rate of return expected for the assets and liabilities that make up the company under analysis, including goodwill.

6

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EXHIBIT II
TO THE PROTOCOL AND JUSTIFICATION OF MERGERS OF THE TARGET COMPANIES BY SUZANO S.A.

Establishments and Branches of the Target Companies

Company	Current CNPJ	City	State	State Enrollment	CNPJ of Suzano branch which will absorb the activities
Pradaria	08.859.609/0002-03	Água Clara	MS	287070077	Under incorporation
Pradaria	08.859.609/0003-94	Ribas do Rio Pardo	MS	287214559	Under incorporation
Pradaria	08.859.609/0005-56	Ribas do Rio Pardo	MS	287214460	Under incorporation
Pradaria	08.859.609/0006-37	Água Clara	MS	287215741	Under incorporation
Pradaria	08.859.609/0007-18	Três Lagoas	MS	287224899	Under incorporation
Pradaria	08.859.609/0008-07	Brasilândia	MS	287189864	Under incorporation
Pradaria	08.859.609/0009-80	Água Clara	MS	287215679	Under incorporation
Pradaria	08.859.609/0010-13	Brasilândia	MS	287189759	Under incorporation
Pradaria	08.859.609/0011-02	Três Lagoas	MS	287399419	Under incorporation
Pradaria	08.859.609/0012-85	Três Lagoas	MS	287226557	Under incorporation
Pradaria	08.859.609/0013-66	Três Lagoas	MS	287244431	Under incorporation
Pradaria	08.859.609/0014-47	Três Lagoas	MS	287228320	Under incorporation
Pradaria	08.859.609/0015-28	Ribas do Rio Pardo	MS	287214346	Under incorporation
Pradaria	08.859.609/0016-09	Ribas do Rio Pardo	MS	287481093	Under incorporation
Cabeceira	15.735.568/0002-09	Ribas do Rio Pardo	MS	288043650	Under incorporation
Cabeceira	15.735.568/0003-90	Água Clara	MS	288630750	Under incorporation
Frigg Florestal	07.903.740/0002-68	Ribas do Rio Pardo	MS	288117050	Under incorporation

EXHIBIT III
TO THE PROTOCOL AND JUSTIFICATION OF MERGERS OF THE TARGET COMPANIES BY SUZANO S.A.

List of Real Properties of the Target Companies

Property	City	State	MTR/TRANSC/ESCR - CURRENT
Fazenda Itacuru	Ribas do Rio Pardo	MS	15045
Fazenda Itaporã	Ribas do Rio Pardo	MS	15217
Fazenda Morumbi	Três Lagoas	MS	49207
Fazenda Santo Antônio de Monte Alegre	Três Lagoas	MS	50430
Fazenda Santa Maria	Três Lagoas	MS	85617
Fazenda Barra do Buriti	Três Lagoas	MS	86064
Fazenda Conquista	Ribas do Rio Pardo	MS	15095
Fazenda Ciberlândia	Três Lagoas	MS	85618
Fazenda Lírio do Vale	Brasilândia	MS	6530
Fazenda Pontal do Barreirinho	Brasilândia	MS	12678
Fazenda Europa	Ribas do Rio Pardo	MS	14000
Fazenda União	Água Clara	MS	692
Fazenda Nossa Senhora Aparecida III	Água Clara	MS	8378
Fazenda Guarani II	Água Clara	MS	8377
Fazenda Pântano	Ribas do Rio Pardo	MS	16221
Fazenda Cabeceira Funda	Ribas do Rio Pardo	MS	16575
Fazenda Verde Mar II	Ribas do Rio Pardo	MS	15041
Fazenda Verde Mar I	Água Clara	MS	392

EXHIBIT IV TO THE PROTOCOL AND JUSTIFICATION OF MERGERS OF THE TARGET COMPANIES BY SUZANO S.A. Copies of Registrations of Real Properties of the Target Companies

Management Proposal – EGM dated as of 30 September, 2024 EXHIBIT C Minutes of the Meeting of the Board of Directors SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE No. 29.300.016.331 MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON AUGUST 29, 2024 1. Date, Time and Venue: August 29, at 09:00 a.m., in a meeting held exclusively digitally, by means of videoconference (“Meeting”), pursuant to item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Company”). 2. Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. The members of the Company’s Supervisory Board were also present, Messrs. Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta The members of the Company’s Supervisory Board were also present, Messrs. Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta, as guest Mr. Marcelo Bacci, Chief Finance Executive, Investor Relations Officer and as secretary Mr. Marcos Moreno Chagas Assumpção. 3. Chairman and Secretary: The Meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary. 4. Agenda: To resolve on: (i) the approval of the execution by the Company of the Protocol and Justification of Merger, of the following companies (a) Timber VII SPE S.A., corporation, enrolled with CNPJ/MF under No. 23.741.553/0001-09, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.485.271, with registered office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919; (b) Pradaria Agroflorestal Ltda., limited liability company, enrolled with CNPJ/MF under No. 08.859.609/0001 22, registered in the Board of Trade of the State of Mato Grosso do Sul under NIRE 43.207.969.995, with head office in the city of Ribas do Rio Pardo, at Rodovia BR 262 Km 220 - Suzano S/A, s/n, Sala Bataguassu, Zona Rural district, ZIP Code 79180-000; (c) Timber XX SPE S.A., corporation, enrolled with CNPJ/MF under No. 40.157.006/0001-91, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.561.724, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919; (d)

Cabeceira Agroflorestal Ltda., limited liability company, enrolled with CNPJ/MF under No. 15.735.568/0001-28, registered in the Board of Trade of the State of São Paulo under NIRE 35.233.099.165, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919; and (e) Frigg Florestal S.A., corporation, enrolled with CNPJ/MF under No. 07.903.740/0001-87, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.572.998, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (all of them, when considered jointly, “Target Companies”) by the Company (“Protocol and Justification”); (ii) the Management Proposal for the Company’s Extraordinary General Meeting to be called in accordance with item (iii) below (“Management Proposal” and “EGM”), the agenda of which will consist of resolving on the following matters: (ii.1) the approval of the Protocol and Justification; (ii.2) the ratification of the hiring of the specialized company Apsis Consultoria e Avaliações Ltda., a company enrolled with the CNPJ/MF under No. 08.681.365/0001-30, with head office in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (“Appraiser”), to prepare the appraisal report on the net equity of the Target Companies, at their book value, pursuant to article 227 of Law No. 6,404, dated as of December 15, 1976, as amended (“Appraisal Reports” and “Brazilian Corporation Law”); (ii.3) the approval of the Appraisal Reports; (ii.4) the approval of the merger of the Target Companies, under the Protocol and Justification (“Mergers”); (ii.5) amendment of article 4 of the Company’s Bylaws to complement the Company’s corporate purpose, in order to (a) supplement the description of the activities in letter “b” to include mention of the activity of “theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose”; and (b) supplement the description of letter “g” to include express mention of the retail and wholesale sales of electricity (“Complementation of the Corporate Purpose”); (ii.6) the amendment and ratification of the naming of the Statutory Executive Officers and Executive Officers to Statutory Executive Vice-Presidents and Executive Vice-Presidents, respectively, and the consequent amendment of the articles of the Company’s Bylaws that refer to these positions; (ii.7) the approval of the restatement of the Company’s Bylaws, in order to reflect the amendment that is the purpose of the resolutions described in items “ii.5 and ii.6” above and the cancellation of treasury shares approved at the Board of Directors’ Meeting of the Company, held on August 9, 2024; (ii.8) the authorization for the Company’s management to carry out all acts necessary to make and implement the approved resolutions, under the law in force; (iii) the convening of an EGM, to be held on September 30, 2024, exclusively digitally, to resolve on the matters referred to in the previous items; and (iv) the authorization for the Company’s Board of Officers to carry out any and all acts, negotiate and enter into any agreements and/or instruments and any amendments thereto, necessary or convenient to the previous resolutions, if approved. 5. Minutes in Summary Form: The Directors unanimously resolved to draw up these minutes in summary form, and the respective materials presented regarding the agenda will be filed at the Company’s head office.

6. Resolutions: The Directors approve, by unanimous vote and without reservations, the following resolutions: 6.1. To approve, after analysis of the Appraisal Reports, the execution of the Protocol and Justification, which establishes the general terms and conditions of the Mergers, their justifications and the criteria for evaluating the net equity of the Target Companies, authorizing the Officers of Suzano to carry out the acts necessary to effect its execution. After being authenticated by the board, the Protocol and Justification becomes part of these minutes as Exhibit A. 6.2. To propose to the Suzano’s EGM: (i) the approval of the Protocol and Justification; (ii) the ratification of the hiring of the Appraiser to prepare the Appraisal Reports, pursuant to article 227 of the Brazilian Corporation Law; (iii) the approval of the Appraisal Reports; (iv) the approval of the Mergers, pursuant to the Protocol and Justification, which are part of the Protocol and Justification in accordance with Exhibit I; (v) the approval of the amendment to article 4 of the Company’s Bylaws to the Complementation of the Corporate Purpose, pursuant to the Management Proposal; (vi) approval and ratification of the change in the name of the Statutory Executive Officers and Executive Officers to Statutory Executive Vice-Presidents and Executive Vice- Presidents, respectively, and the consequent amendment of the articles of the Company’s Bylaws that refer to these positions, as per the Management Proposal; (vii) the approval of the restatement of the Bylaws, in order to reflect the amendment that is the subject of the resolutions described in items v and vi above and the cancellation of treasury shares approved at the Board of Directors’ Meeting held on August 9, 2024, under the draft that is now included in these minutes as Exhibit B. 6.2.1. To state that it is not necessary to prepare the appraisal report referred to in article 264 of the Brazilian Corporation Law, given that the Company is the direct or indirect holder of one hundred percent (100%) of the share capital of the Target Companies, and in compliance with the decision of the Board of the Brazilian Securities and Exchange Commission (“CVM”) dated as of February 15, 2018, within the scope of SEI Process No. 19957.011351/2017-21. 6.2.2. It should also be noted that the Mergers will not give rise to any right of withdrawal for the Company’s shareholders, since the applicable law limits this right to the shareholders of the merged company, and the Company is currently the direct or indirect holder of one hundred percent (100%) of the share capital of each of the Target Companies. Therefore, it is not the case of dissenting shareholders/quotaholders and, as a consequence, in reimbursement amount as a result of the Mergers. 6.2.3. To state that the Mergers will not result in an increase in the Company’s share capital and, consequently, there will be no issue of new shares or any share/quota exchange ratio, given that the Company is the direct or indirect holder of one hundred percent (100%) of the share capital of each of the Target Companies. 6.2.4. To state that the Mergers will result in the termination of the Target Companies and the full transfer of their net assets to the Company.

6.2.5. To state that there is no event of the exercise of withdrawal rights by the Company’s shareholders due to the approval of the complementation of the Corporate Purpose, considering that (i) part of the activities described above were already carried out by the companies of which the Company is or was the holder of the entire share capital; (ii) the proposed changes are intended to meet the requests of regulatory and/or governmental bodies, and, furthermore, (iii) the proposed changes do not represent a substantial modification of the Company’s corporate purpose, as they are ancillary activities that contribute to the operation of the Company’s main corporate purposes. 6.2.6. To note that due to the proposed inclusion of an alternative to the naming of Statutory Executive Officers, the list of statutory executive board of officers will be updated as follows: (i) as Chief Executive Officer, Mr. JOÃO ALBERTO FERNANDEZ DE ABREU; (ii) as Statutory Executive Vice-President - Pulp, Operations Engineering and Energy, Mr. AIRES GALHARDO; (iii) as Statutory Executive Vice-President - Forestry and Procurement, Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JUNIOR; (iv) as Statutory Executive Vice-President - Biobusiness, Strategy and Digital, Mr. CHRISTIAN ORGLMEISTER; (v) as Statutory Executive Vice-President - Sustainability and Innovation, Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI; (vi) as Statutory Executive Vice-President - Pulp Commercial and Logistics, Mr. LEONARDO BARRETTO DE ARAUJO GRIMALDI; (vii) as Statutory Executive Vice-President, Finance and Investor Relations, Mr. MARCELO FERIOZZI BACCI. 6.2.7. To note that due to the proposed inclusion of an alternative to the naming of Executive Officers, the list of executive board of officers will be updated as follows: (i) as Executive Vice-President - People and Management, Safety and Communication, Mrs. CAROLINE CARPENEDO; (ii) as Executive Vice-President - Paper and Packaging, Mr. FABIO ALMEIDA DE OLIVEIRA; (iii) as Executive Vice-President - Consumer Goods and Corporate Relations, Mr. LUIS RENATO COSTA BUENO;

(iv) as Executive Vice-President - China – Business Management, Mr. PABLO FRANCISCO GIMENEZ MACHADO. 6.3. To approve the Management Proposal to be submitted to the Company’s shareholders at the EGM, which is filed at the Company’s head office and will be made available to shareholders under the applicable law. 6.4. To approve the convening of an EGM of the Company to resolve on or ratify, as the case may be, the above matters. 6.5. To authorize the Board of Executive Officers of the Company to take all and any measures, execute any agreements and/or instruments and amendments that are necessary or appropriate for the abovementioned resolutions, pursuant to the Bylaws of the Company. 7. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present. São Paulo, SP, August 29, 2024. _________________________________ David Feffer Chairman _________________________________ Marcos Moreno Chagas Assumpção Secretary Attending Directors: _________________________________ David Feffer Chairman of the Board of Directors _________________________________ Daniel Feffer Vice-Chairman of the Board of Directors _________________________________ Nildemar Secches Vice-Chairman of the Board of Directors _________________________________ Gabriela Feffer Moll Director _________________________________ Maria Priscila Rondini Vansetti Machado Director _________________________________ Paulo Rogerio Caffarelli Director

_________________________________ Rodrigo Calvo Galindo Director _________________________________ Rodrigo Calvo Galindo Director _________________________________ Walter Schalka Director

EXHIBIT A TO THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON AUGUST 29, 2024 Protocol and Justification of the Merger [As per Exhibit B to the Management Proposal for the Extraordinary General Meeting of September 30, 2024]

EXHIBIT B TO THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON AUGUST 29, 2024 Restated Bylaws [As per Exhibit H to the Management Proposal for the Extraordinary General Meeting of September 30, 2024]

Management Proposal – EGM dated as of 30 September, 2024 EXHIBIT D Minutes of the Meeting of the Fiscal Council SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE No. 29.300.016.331 MINUTES OF FISCAL COUNCIL MEETING HELD ON AUGUST 29, 2024 1. DATE, TIME AND VENUE: August 29, 2024, at 10:00 a.m., by videoconference, pursuant to article 9 of the Internal Rules of the Fiscal Council of Suzano S.A. (“Suzano” or Company”). 2. ATTENDANCE: The following Fiscal Council members of the Company attended the meeting by videoconference: Messrs. Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. The meeting was also attended by Mrs. Júlia Reis Botelho Martins, who served as secretary. 3. AGENDA: The members of the Company’s Fiscal Council met to examine and give their opinion on management’s proposal to merge the following companies (a) Timber VII SPE S.A., corporation, enrolled with CNPJ/MF under No. 23.741.553/0001-09, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.485.271, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Timber VII”); (b) Pradaria Agroflorestal Ltda., limited liability company, enrolled with CNPJ/MF under No. 08.859.609/0001 22, registered in the Board of Trade of the State of Mato Grosso do Sul under NIRE in the Board of Trade of the State of Mato Grosso do Sul under NIRE 43.207.969.995, with head office in the city of Ribas do Rio Pardo, at Rodovia BR 262, Km 220 - Suzano S/A, s/n, S/N, Sala Bataguassu, Zona Rural district, ZIP Code 79180- 000 (“Pradaria”); (c) Timber XX SPE S.A., corporation, enrolled with CNPJ/MF under No. 40.157.006/0001-91, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.561.724, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Timber XX”); (d) Cabeceira Agroflorestal Ltda., limited liability company, enrolled with CNPJ/MF under No. 15.735.568/0001-28, registered in the Board of Trade of the State of São Paulo under NIRE 35.233.099.165, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Cabeceira”); and (e) Frigg Florestal S.A., corporation, enrolled with CNPF/MF under No. 07.903.740/0001-87, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.572.998, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Frig Florestal” and all of them, when considered jointly, “Target

Companies”) by Suzano, in accordance with the Protocol and Justification of Merger executed on this date (“Mergers” and “Protocol and Justification”, respectively), which establishes the general terms and conditions of the Mergers, their justifications and the criteria for evaluating the net equity of the Target Companies, as well as attaching the respective appraisal reports prepared by the specialized company Apsis Consultoria e Avaliações Ltda. (“Appraisal Reports”). 4. MINUTES IN SUMMARY FORM: The Fiscal Council members present unanimously approved the drawing up of these minutes in summary form, and having been waived the reading of the Management Proposal as they were already aware of it. 5. RESOLUTIONS: Once the Meeting was started, the members of the Company’s Fiscal Council examined the following matters, which will be submitted to the Company’s Extraordinary General Meeting (“EGM”) to be held on September 30, 2024, to be called for this purpose, and, in accordance with the sub-item III of article 163 of Law No. 6,404, dated as of December 15, 1976, as amended and the Company’s Bylaws and, unanimously and without any reservations gave a favorable opinion: (i) approval of the Protocol and Justification executed on this date between the Company and the Target Companies, which establishes all the terms and conditions of the Mergers; (ii) ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda., a company enrolled with the CNPJ/MF under No. 08.681.365/0001-30, with head office in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (“Appraiser”), as the appraisal company responsible for preparing the Appraisal Reports at book value of the net equity of the Target Companies, for the purposes of the Mergers; (iii) approval of the Appraisal Reports, which determined the values set out in Exhibit I to these minutes, as well as the values of the net equity of each Target Company to be transferred to Suzano, according to their respective balance sheets, which are: (a) Timber VII: five hundred and forty-five million, two hundred and forty- five thousand, four hundred and thirteen reais and fifty cents (BRL 545,245,413.50); (b) Pradaria: five hundred and forty-five million, one hundred and fifty thousand, six hundred and fifty-six reais and thirty-two cents (BRL 545,150,656.32); (c) Timber XX: five hundred and eighteen million, twenty-six thousand, nine hundred and twenty-two reais and forty-four cents (BRL 518.026.922,44); (d) Cabeceira: two hundred and forty-one million, forty-five thousand, seven hundred and twenty-five reais and eleven cents (BRL 241,045,725.11); and (e) Frigg Florestal: two hundred and seventy-six million, eight hundred and seventy-four thousand, eight hundred and fifty-six reais and sixty-one cents (BRL 276,874,856.61); and (iv) approval of the Mergers in the terms and conditions defined in the Protocol and Justification. As established in the Protocol and Justification, such Mergers will not result in an increase in the Company’s capital and, consequently, there will be no share exchange ratio, given that the Company currently is the direct or indirect holder of one hundred percent (100%) of the share capital of each of the Target Companies. After the aforementioned decisions, the Fiscal Council Members approved the issue of the Report attached hereto as Exhibit II. 6. CLOSING: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all members present. São Paulo/SP, August 29, 2024.

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[Page of signatures to the Minutes ff Fiscal Council Meeting Held On August 29, 2024 ] ___________________________ Júlia Reis Botelho Martins Secretary Attending Fiscal Council Members: ___________________________ Eraldo Soares Peçanha Fiscal Council Member ___________________________ Luiz Augusto Marques Paes Fiscal Council Member ___________________________ Rubens Barletta Fiscal Council Member

EXHIBIT I Appraisal Reports of the Target Companies [As per Exhibit B to the Management Proposal for the Extraordinary General Meeting of September 30, 2024]

EXHIBIT II Fiscal Council Opinion The Fiscal Council of Suzano S.A. (“Company”), within its legal duties, especially under the article 163, sub-item III of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporation Law”), in a meeting held on this date, examined the management’s proposal to merge the companies (a) Timber VII SPE S.A., corporation, enrolled with CNPF/MF under No. 23.741.553/0001-09, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.485.271, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Timber VII”); (b) Pradaria Agroflorestal Ltda., limited liability company, enrolled with CNPJ/MF under No. 08.859.609/0001 22, registered in the Board of Trade of the State of Mato Grosso do Sul under NIRE 43.207.969.995, with head office in the city of Ribas do Rio Pardo, at Rodovia BR 262 , Km 220 – Suzano S/A , s/n, Sala Bataguassu, Zona Rural district, ZIP Code 79180-000 (“Pradaria”); (c) Timber XX SPE S.A., corporation, enrolled with CNPJ/MF under No. 40.157.006/0001-91, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.561.724, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Timber XX”); (d) Cabeceira Agroflorestal Ltda., limited liability company, enrolled with CNPJ/MF under No. 15.735.568/0001-28, registered in the Board of Trade of the State of São Paulo under NIRE 35.233.099.165, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Cabeceira”); and (e) Frigg Florestal S.A., corporation, enrolled with CNPJ/MF under No. 07.903.740/0001-87, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.572.998, with head office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, ZIP Code 01452-919 (“Frig Florestal” and jointly, the “Target Companies”) by the Company, under the Protocol and Justification of Merger executed on this date (“Mergers” and “Protocol and Justification”, respectively), which establishes the general terms and conditions of the Mergers, their justifications and the criteria for evaluating the net equity of the Target Companies, as well as bringing in its Annex I the Appraisal Reports with the value of the net equity of the Target Companies: (a) Timber VII: five hundred and forty-five million, two hundred and forty-five thousand, four hundred and thirteen reais and fifty cents (BRL 545,245,413.50); (b) Pradaria: five hundred and forty-five million, one hundred and fifty thousand, six hundred and fifty-six reais and thirty-two cents (BRL 545,150,656.32); (c) Timber XX: five hundred and eighteen million, twenty-six thousand, nine hundred and twenty-two reais and forty-four cents (BRL 518.026.922,44); (d) Cabeceira: two hundred and forty-one million, forty-five thousand, seven hundred and twenty-five reais and eleven cents (BRL 241,045,725.11); and (e) Frigg Florestal: two hundred and seventy-six million, eight hundred and seventy-four thousand, eight hundred and fifty-six reais and sixty-one cents (BRL 276,874,856.61), prepared by the specialized company Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head office in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290, under the article 227 of the Brazilian Corporation Law and concluded by unanimous vote and without reservations, to ratify the appointment and hiring of the Appraiser in order and favorable to their approval by the Company’s Extraordinary General Meeting, which may be held for this purpose, in compliance with the Brazilian Corporation Law. São Paulo, SP, August 29, 2024. ___________________________ ___________________________ Eraldo Soares Peçanha Luiz Augusto Marques Paes Fiscal Council Member Fiscal Council Member ___________________________ Rubens Barletta Fiscal Council Member

Management Proposal – EGM dated as of 30 September, 2024 EXHIBIT E Information on the Appraiser (Annex L of CVM Resolution No. 81/22) 1. List the appraisers recommended by the management Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head office at Rua do Passeio, No. 62, 6th floor, Centro, City and State of Rio de Janeiro (“Appraiser”). 2. Describe the qualification of the recommended appraisers The Appraisers have been selected for the works described herein considering their wide and renowned experience that both specialized companies have in preparing reports and appraisals of such nature. 3. Provide a copy of the work and compensation proposals of the recommended appraisers See attached proposal (Exhibit F). 4. Describe any relevant relationship existing over the last three (3) years between the recommended appraisers and parties related to the company, as defined by the accounting rules addressing this topic Not applicable, considering that no relevant relationship has existed between the Appraiser and Suzano’s related parties

Management Proposal – EGM dated as of 30 September, 2024 EXHIBIT F Appraisers’ Work and Compensation Proposals

AP-00761/24 Comercial Contact EDUARDO CALAZANS eduardo.calazans@apsis.com.br Proposta para Prestação de Serviços SUZANO S.A. July 25, 2024 CNPJ: 16.404.287/0001-55 C/O: Sergio Medeiros sergio.rm@suzano.com.br

Tax and Accounting Advisory Appraisal Report SERVICES PRESENTATION ▪ Understanding of the Situation ▪ Scope ▪ Documentation Required ▪ Appraisal Report Presentation and Deadlines ▪ Fees PROJECT CONDITIONS ▪ Validity of Proposal and Confidentiality ▪ Additional Information ▪ General Conditions

Understanding of the Situation Pursuant to the understanding held, SUZANO S.A. (“SUZANO”, "Company," or “Client") contacted Apsis Consultoria e Avaliações Ltda. ("APSIS" or "Contractor") to prepare a Business Proposal, for the issuance of a book value Appraisal Report in accordance with articles 226, 227, and 252 of Law No. 6,404/76 or in accordance with articles 1,116 and 1,117 of the Civil Code (merger), regarding the accounting information of Timber XX SPE S/A, Timber VII SPE S/A, Cabeceira Agroindustrial Ltda., Frigg Florestal S/A, Pradaria Agroflorestal Ltda. (collectively "Target Companies"), related to the corporate transaction to be carried out. The aforementioned corporate transaction, as informed by the Company, consists in the in the merger of the Target Companies by the Client. Apresentação do Serviço Based on Law No. 6,404/76 (Public Company type) or the Civil Code (liability companies), as appropriate, the following corporate transaction requires the issuance of Appraisal Reports: ▪ Merger: An operation in which one or more companies are absorbed by another, which succeeds them in all rights and obligations. For this type of operation, the issuance of a report based on articles 226, 227, and 252 of Law No. 6,404/76 or articles 1,116 and 1,117 of the Civil Code is required, where the value of the net assets to be incorporated is evaluated based on their book value on the valuation date. Scope Based on the understanding described above, APSIS will issue a book value Appraisal Report regarding this merger on a base date of July 31, 2024.

Documentation Required Apresentação do Serviço The following is a non-exhaustive list of the initial documentation required by the Target Company. The complete list with the necessary analyses will be sent in due course (after approval of the referred proposal) regarding what applies to the situation of the Target Company of our work. For each selected valuation date by the Company - (Documentation to be provided by Target Companies): ▪ The analytical balance sheet of the Target Company; ▪ Balance sheet table of the Target Company signed by the Company’s accountant (in R$ and with decimals); ▪ “From to” from the analytical balance sheet to the Balance Sheet table; ▪ Corporate acts and last updated social contract; ▪ Representation letter signed by representatives of the Target Company (template to be provided by APSIS and signed by the Target Company's CEO, CFO and accountant); ▪ Latest audited financial statements; ▪ Latest revised interim financial information; ▪ Bank statements; ▪ Latest impairment tests of the Target Companies' assets; ▪ Documentation supporting the cost value of the recorded land (RGI, IPTU, etc.); ▪ Land appraisal report or other evidence of its market value;Composition and movement of biological assets from January 2023 to the base date;Fair Value calculation on biological assets; ▪ Composition of investments, including representation of the stake in their investees;

Documentation Required Apresentação do Serviço For each selected valuation date by the Company - (Documentation to be provided by Target Companies): ▪ Calculation report of deferred tax assets and liabilities; ▪ Recoverability test on the basis of tax losses, if applicable; ▪ Map of transactions between related parties with the position of outstanding asset and liability balances on the selected base date; and ▪ Calculation reports and loan agreements signed between related parties, if any. If the documentation and/or information necessary for the development of the work is not provided by the Company and obtaining or preparing them results in additional hours of work by the APSIS team involved in the project, said hours will be calculated and charged according to the current hourly rate/man table presented in this proposal. It will also apply when documentation or information is replaced after project execution begins.

APSIS will present the final report in digital format, that is, an electronic document in Portable Document Format (PDF). It will be available in an exclusive environment on our extranet for 90 (ninety) days. The report can be made available in digital format with electronic signatures or physical format and sent to the Company. If requested, APSIS can provide a physical copy of the report, free of charge, within 05 (five) business days, in a single copy printed document. APSIS estimates to present a draft of the report within 15 (fifteen) business days, considering that the Company's Administration and/or those involved will provide, at the beginning of the work, all necessary information for the execution of the work as evidenced in the Scope section of this proposal. Upon receiving the draft of the report, the Company will have up to 20 (twenty) days to request clarifications and approve the final issuance of the document. After the approval of the draft, APSIS will have a period of 02 (two) business days to issue the final report. After that time, APSIS may consider the work completed and be authorized to issue the final invoice, regardless of the issuance of the final report, as well as be able to issue the latest draft of the report provided in final form. The services will commence with the express acceptance of this proposal, the payment of the advance, and the receipt of the complete documentation necessary for the execution of the work listed in this proposal. Changes requested after the delivery of the digital report will be subject to a new budget. The commencement of services will occur upon the express acceptance of this proposal, the payment of the initial fee, and the receipt of the complete documentation necessary to develop the work listed in this proposal. Any requested changes after the delivery of the digital report will be subject to a new budget Appraisal Report Presentation Deadlines Apresentação do Serviço

Fees The professional fees for the execution of the services correspond to R$ 89,010.00 net of taxes (R$ 97,438.42 gross of taxes, which include PIS, COFINS and ISS taxes based on the rates in force on the date of this proposal, which represent 8.65%, and if there is any change in the tax burden on a date prior to the billing of our fees, we will promptly inform and reflect the increase or reduction on the fees to be billed). *A commercial discount will be applied if all reports are contracted. We propose that fees be invoiced as follows: • 50.00% (fifty percent) of the total amount upon acceptance of this proposal. • 50.00% (fifty percent) of the total amount, 30 (thirty) calendar days from the date of issuance of the first invoice. Apresentação do Serviço Company Net Fees Gross Fees TIMBER XX SPE S/A R$ 13,600.00 R$ 14,887.79 TIMBER VII SPE S/A R$ 13,600.00 R$ 14,887.79 CABECEIRA AGROINDUSTRIAL LTDA. R$ 23,900.00 R$ 26,163.11 FRIGG FLORESTAL S/A R$ 23,900.00 R$ 26,163.11 PRADARIA AGROFLORESTAL LTDA. R$ 23,900.00 R$ 26,163.11 Sub-Total R$ 98,900.00 R$ 108,264.91 Comercial discount (10%)* -R$ 9,890.00 -R$ 10,826.49 TOTAL R$ 89,010.00 R$ 97,438.42

Fees For each step mentioned above, the corresponding invoice will be due within 15 (fifteen) days from each event that gave rise to the charge. After maturity, interest of 1% (one percent) per month will be charged on the net value of the invoice, plus a 10% (ten percent) fine on the invoice value for non- payment. The indicated fine will be increased to 20% (twenty percent) if it is necessary to file a legal action/measure to collect the debt. Services that go beyond the expected scope will be informed to the Company and charged through the issuing of an activity report by APSIS containing the date, description of the work, and time used. If the base date of the report needs to be changed after work has begun, additional fees will be discussed. Considering the limited information received to prepare this technical proposal, the fact that the accounting balances of the Target Company on the base date of the report should not present relevant variations (greater than 15%) was adopted as a premise for measuring the deadline and fees offered of those presented on June 30, 2024 (according to the balance sheet available from the Target Company). The issuance of the final report is subject to receipt of the first installment of fees and the absence of overdue invoices. Apresentação do Serviço

Project Conditions Validity of Proposal The present proposal is valid for 30 (thirty) days, counting from the date of its presentation. Confidentiality APSIS is responsible for maintaining the utmost confidentiality regarding confidential information that it may become aware of during the execution of its services. For this proposal, any information that APSIS may directly or indirectly access in connection with the services to be provided shall be considered confidential. Confidential information includes all types of oral, written, recorded, and computerized documentation disclosed by the contracting party in any form or obtained through observations, interviews, or analyses, properly and without limitation, including all machinery, compositions, equipment, records, reports, sketches, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models, and tangible and intangible incorporations of any nature. APSIS, its consultants, and its employees have no interest, directly or indirectly, in the company involved or in the operation described in this proposal.

Additional Information The Appraisal Report will be conducted under the guidelines established by the Brazilian Accounting Standards. The issuance of an Appraisal Report based on book value presupposes, as a mandatory requirement, the examination of the values of assets, liabilities, and obligations that comprise the net worth or net asset value of the Target Company being evaluated. It will be the professional responsibility of APSIS to issue the Appraisal Report for corporate reorganization purposes, with the Company's Management being responsible for preparing the balance sheet and all relevant assertions for its preparation on the selected valuation date. The responsibility for corporate reorganization lies solely with the Company and its legal advisors. The scope of this proposal does not include issuing any opinion on the corporate reorganization process; APSIS's role is limited to evaluating the accounting values of the Target Company. This proposal assumes that the information, records, and documents required for the review will be made available promptly. Our work will be exclusively based on the information provided by the Company regarding the Target Company, which will be made available through a digital platform provided by the Company or via e-mail. APSIS will issue the report under CTG 2002 – Evaluation Report Issued by an Accountant, dated November 22, 2019, as approved by the Federal Accounting Council ("CTG 2002"), and in compliance with Law No. 6,404/76, which governs joint-stock companies, or under the Civil Code, which governs limited liability companies, in Brazilian Reais and the Portuguese language due to being national regulatory documentation. Also, an English version will be issued in Brazilian Reais for company files. The execution of the procedures described in this proposal cannot be construed as a guarantee of the absence of errors (unintentional inaccuracies) or, irregularities or fraud (intentional inaccuracies). Project Conditions

Based on the provisions of CTG 2002, the Company has responsibilities that include: (i) preparation of accounting information under Brazilian accounting standards and guidelines from specific regulatory bodies, (ii) maintain internal controls to ensure the preparation of accounting information free from material misstatement, regardless of whether caused by fraud or error, (iii) provision of accounting information, including records and documentation, for the execution of the work, (iv) it safeguards assets and prevents and detects fraud, and (v) accurate recording of transactions through records that support accounting information. The Company must provide a formal representation to APSIS confirming that these responsibilities have been fulfilled. The Company is aware that the report to be issued may contain emphasis paragraphs related to uncertainties and explanatory paragraphs when measurable adjustments are identified during the execution of the work. The Company must confirm any identified adjustments in the formal representation before issuing the Appraisal Report. Additionally, the Company understands that APSIS may refrain from issuing an Appraisal Report if limitations or restrictions are identified that prevent the issuance of a conclusive report. For example, identifying potential adjustments that cannot be measured on the valuation date or the absence of supporting documentation for the Target Company's accounting balances may lead to the non-issuance of the report. Suppose APSIS decides not to issue the report. In that case, a formal communication will be sent to the Company with the justifications for the inability to issue the report, and fees will be due for the work performed up to that date. Project Conditions Additional Information

It is not part of the scope of the services proposed in this proposal: ▪ Execution of works outside the scope of this proposal; ▪ Review, issue of opinion or manifest on the proposed corporate reorganization; ▪ Assessment if the operation meets plausible economic aspects and justifications to be carried out; ▪ Making accounting entries or any modification in management reports, which are the responsibility of the Company or the entities involved in the corporate reorganization, except when detailed as part of this proposal; ▪ Assessment of the competence of the people of the Company and the Object Companies, in their current and/or future functions; ▪ Issuance of a report by the independent auditors on the financial statements, quarterly information and pro forma financial information; ▪ Issuance of an accounting or legal opinion; ▪ Sanitation of databases; ▪ Directly extracting from the Company's systems the databases necessary for carrying out the proposed works; ▪ Fiscal/tax planning or improvement; ▪ Reviews and/or definition of strategic planning; ▪ Alterations and/or elaboration of manuals of norms and procedures; ▪ Elaboration of policies and/or documentation of adopted accounting practices; ▪ Measurement of the impacts of adopting accounting standards; and ▪ Elaboration/implementation of processes and controls. Project Conditions Additional Information

The proposal's scope does not include hours for clarification of the Audit. According to the current hour/man rate table, the necessary hours will be charged. Any work not described in the scope of this proposal that may be performed at the request of the Company, directly or indirectly related to this proposal, will be charged as additional work hours of the APSIS team involved in the project or, if requested, may be subject to a new proposal. These hours will be calculated and charged according to the current hour/man rate table, as follows: Project Conditions Additional Information (1) Covers PIS, COFINS and ISS taxes based on the rates in effect on the date of this proposal, which represent 8.65%. If there is any change in the tax burden on a date before the invoicing of our fees, we will promptly inform and reflect the increase or decrease in the reported man-hour rates. Category: Value net of taxes, in R$: Gross value of taxes, in R$(1): Director/Partner 1,004.85 1,100.00 Manager 822.15 900.00 Consultant 584.64 640.00 Staff 420.21 460.00

General Conditions The key parameters relevant to the scope of the service will be defined immediately after this proposal is accepted to allow for the work to be planned and executed. Any changes in the data referenced in the "Understanding of the Situation" section of this proposal may result in subsequent analysis by the Consultancy and, in turn, form the subject of a supplementary proposal. If the Company decides to interrupt/cancel the restructuring operation during the work, the execution of our services will be immediately suspended. The already settled payments will not be subject to refund, and the Company must pay APSIS for the fees related to the work already performed and not invoiced, if applicable. If the draft report has been presented to Management, the work will be considered completed, and the full fees must be paid. If a need arises to alter or expand the initially planned scope of the project after the proposal is accepted, such that an extension of the work period is required, the situation will be promptly communicated to the Company. The impacts of additional work and the new deadline will be jointly analyzed, as will the need for invoicing additional fees beyond those originally proposed. In force majeure, neither party will be responsible for non-compliance or delays resulting from circumstances reasonably deemed beyond their control. The affected party shall inform the other party of the form and duration in which it may affect the project. Upon this notification, the committed execution dates will be suspended until the end of the force majeure. Upon the conclusion of the force majeure, the parties shall agree on the corresponding adjustments to the work plan and the economic conditions to be applied if affected. Project Conditions

Non-compliance with any item of this proposal by the Company during the execution of services will result in the suspension of work until the requirements of the unfulfilled item are met. The execution period will be extended by the number of days of suspension plus any additional time needed for the APSIS team to remobilize. Any contingencies under the Company's responsibility that disrupt services or delay the pre-established schedule may result in additional fees, which will be communicated to the Company through an addendum to this proposal. Our work does not represent an audit, review, or assurance of financial statements conducted under Brazilian and international auditing, review, and assurance standards. Consequently, our work cannot be considered an opinion, conclusion, or assurance regarding such an aspect.This proposal may be terminated by mutual agreement between the Parties. In this case, the Company must pay APSIS for the fees related to the work already performed, if they exceed the portion invoiced upon acceptance of the proposal. The jurisdiction of the State of Rio de Janeiro, to the exclusion of any other, is elected to settle any doubts arising during the implementation of this proposal and all cases not foreseen in this document. The issuance of the appraisal report(s) will mandatorily occur on a subsequent date to the receipt of the complete documentation necessary for the diligence procedures' execution, including the representation letter signed by Target Company(ies) legal representatives and their accountants (which must be signed within two days of the report issuance date), and after the completion of the tests by APSIS team, in compliance with CTG 2002. The appraisal report(s) will be electronically signed by Apsis Consultoria e Avaliações Ltda. Project Conditions General Conditions

It is important to note that the conclusions of the said appraisal report(s) should reflect the Target Company(ies) historical information as of the base date(s) of the report(s) and, therefore, no pro forma information is subject to disclosure in the appraisal report(s). If any subsequent events occur after the base date(s) of the report(s) but before the issuance date(s) of the said report(s), a specific paragraph regarding the subsequent events may be disclosed, depending on its materiality, in a specific section of the report(s), in compliance with current brazilian regulations. Project Conditions General Conditions

Once accepted, the proposal must be signed by the legal representative of the requesting company and returned to the contracted company along with all necessary documentation to commence work. Upon return to the contracted company, this proposal becomes a contract in accordance with the current civil legislation. In witness of this, the legal representatives of the companies sign this proposal, which will automatically be converted into a duplicate service contract. Best regards, LUIZ PAULO CESAR SILVEIRA ANGELA MAGALHÃES Technical Vice President Director ___________________________ Legal Representative (Location/Date) Company Registration Number (CRN) Witness 1: Identification number: Project Conditions General Conditions Witness 2: Identification number:

Management Proposal – EGM dated as of 30 September, 2024 EXHIBIT G Details of origin and justification of the amendments to the Bylaws, with analysis of their legal and economic effects and a copy of the Bylaws with the highlighted amendments (Article 12 – RCVM 81/22) Current Bylaws Proposed Bylaws Amendments – Origin, Justification and Analysis of Effects Article 4 - The corporate purpose of the Company is: Article 4 - The Company’s purpose is: The extension of the Company’s corporate purpose is made only to complement it to (i) include a reference to the activities of “theoretical and/or experimental, basic and/or applied research, focused on producing new knowledge”, as well as to developing and marketing its technological solutions, products and services to the agricultural and forestry sector; and (ii) specify the description of letter “g” to include an express reference to the activities of “retail and wholesale of electric power”. Suzano also points out that (i) some of the activities described above were already carried out by companies in which the Company holds or has held the entire share capital; (ii) the proposed changes are intended to meet the requests of regulatory (a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories. (a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories. (b) formation and commercial operation of homogeneous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest; (b) formation and commercial operation of homogeneous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest; (c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and (c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries; products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries; and/or governmental bodies, and (iii) that the proposed changes do not represent a substantial modification of the Company’s corporate purpose, as they are ancillary activities that contribute to the operation of the Company’s main corporate purposes. (d) transportation, by itself or by third parties; (d) transportation, by itself or by third parties; (e) holding interest as a partner or shareholder in any other company or project; (e) holding interest as a partner or shareholder in any other company or project; (f) operation of port terminals; (f) operation of port terminals; (g) generation and sale of electricity; (g) generation and sale of electricity, including the retail sale of electricity and the wholesale of electricity; (h) rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities, such as maritime operations and signaling; (h) rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities, such as maritime operations and signaling; (i) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and (i) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and (j) operation of airports and landing fields. (j) operation of airports and landing fields.; and (k) the carrying out of theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector an/or other sectors related to the Company’s corporate purpose. Article 5 – The Company’s share capital, fully subscribed and paid up, is nineteen billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (BRL Article 5 – The Company’s share capital, fully subscribed and paid up, is nine billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents The proposed amendment aims at reflecting the new number of shares into which is divided the share capital, taking into account that on a meeting

19,269,281,424.63), divided into one billion, three hundred and four million, one hundred seventeen thousand, six hundred and fifteen (1,304,117,615) common shares, all registered, book entry and with no par value. (BRL 9,269,281,424.63), divided into one billion, three hundred sixty-one million, two hundred sixty-three thousand, five hundred and eighty-four (1,304,117,615) one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,264,117,615) common shares, all registered, book entry and with no par value. held on August 09, 2024, the Company’s Board of Directors approved the cancellation of forty million (40,000,000) shares held in treasury,

Art. 14 – (...) (s) if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non-statutory Executive Officer, who shall report to a Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory body; and Art. 14 – (...) (s) if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non- statutory Executive Officer, and non-statutory Executive Officers may also be named as Executive Vice-Presidents, who shall report to a Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory body; and In line with the Company’s expansion and in order to align the nomenclature of the management positions to the market practices, as well as to recognize the strategic work of the leadership, the Management proposes to amend the Company’s Bylaws to provide for the alternative nomenclature of the Statutory Executive Officers and Executive Officers as Statutory Executive Vice-Presidents and Executive Vice-Presidents, respectively. Article 18 - The Statutory Executive Board of Officers shall be composed of one (1) Chief Executive Officer and from four (4) to nine (9) Statutory Executive Officers, shareholders or not, resident and domiciled in the country, with recognized technical and administrative ability, elected by the Board of Directors and removable thereby at any time, reelection being permitted. Article 18 - The Statutory Executive Board of Officers shall be composed of one (1) Chief Executive Officer, which may be named exclusively as President, and from four (4) to nine (9) Statutory Executive Officers, who may also be named as Statutory Executive Vice- Presidents, shareholders or not, resident and domiciled in the country, with recognized technical and administrative ability, elected by the Board of Directors and removable thereby at any time, reelection being permitted.

Management Proposal – EGM dated as of 30 September, 2024 EXHIBIT H Copy of the Bylaws with the amendments highlighted (Article 12 – RCVM 81/22) BYLAWS SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE No. 29.300.016.331 CHAPTER I NAME, HEAD OFFICE, DURATION AND PURPOSE Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights. Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”). Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction. Article 3 – The Company shall have indeterminate duration. Article 4 – The objects of the Company are: (a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories; (b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest;

(c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries; (d) transportation, by itself or by third parties; (e) holding interest as a partner or shareholder in any other company or project; (f) operation of port terminals; (g) generation and sale of electricity, including the retail sale of electricity and the wholesale of electricity; (h) rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling; (i) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and (j) operation of airports and landing fields.; and (k) carrying out of theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose. CHAPTER II CAPITAL STOCK AND SHARES Article 5 – The Company’s share capital, fully subscribed and paid up, is nineteen billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 19,269,281,424.63), divided into one billion, three hundred sixty-one million, two hundred sixty-three thousand, five hundred and eighty-four (1,304,117,615) one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,264,117,615) common shares, all registered, book entry and with no par value. common shares, all registered, book entry and with no par value. § One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type. § Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold. § Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation. § Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed. Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call. CHAPTER III THE SHAREHOLDERS MEETING Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law. Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance. Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer. CHAPTER IV THE MANAGEMENT Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers. Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers. § One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed. § Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws. § Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules. Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers. SECTION I THE BOARD OF DIRECTORS Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them. § One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the

Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them. § Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number. Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote. § One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion. § Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors. § Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting. § Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board. § Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors. Article 14 – The following shall be the attributes of the Board of Directors: (a) to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment; (b) if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing; (c) to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions; (d) if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers; (e) if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law; (f) if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices; (g) if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies; (h) if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers; (i) to monitor and evaluate the economic and financial performance of the Company; (j) to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting; (k) to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”); (l) subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation; (m) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets; (n) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale; (o) if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer; (p) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade: (p.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;

(p.2) to give a real guarantee of any nature, or to give a chattel mortgage; (p.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients; (p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts; (p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence; (p.6) to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image; (q) to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body; (r) to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below; (s) if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non- statutory Executive Officer, and non-statutory Executive Officers may also be named as Executive Vice-Presidents, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and (t) if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company. Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation. § Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company. Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors: (a) to represent the Board of Directors in dealings with other parties; (b) to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers; (c) to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and (d) to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members. Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers. § One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled. § Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II THE STATUTORY EXECUTIVE BOARD OF OFFICERS Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer, which may be named exclusively as President, and between four (4) and nine (9) Statutory Executive Officers, who may also be named as Statutory Executive Vice-Presidents, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected. § One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself. § Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws. § Three – The managers are not permitted to give personal guarantees. Article 19 – In the temporary absence: (a) of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers; (b) of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted. § One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers. § Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted. Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting. § One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute. § Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote. § Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously Article 21 – The following shall be attributions of the Statutory Executive Board of Officers: (a) to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with; (b) to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors; (c) to produce monthly interim financial statements and deliver them to the Board of Directors; (d) to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors; (e) to propose to the Board of Directors the approval of the procedures referred to in

Articles 27 and 28 of these Bylaws; (f) to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors; (g) to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub- items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts; (h) to open and/or close branch offices or warehouses throughout the whole of Brazil; (i) to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and (j) to seek continuous improvement in the organizational climate and results. Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers. § One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity. § Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation. § Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts: (a) in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b) representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes; (c) representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and (d) representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company. § Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument. Article 23 – The following are attributions of the Chief Executive Officer: (a) without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney; (b) to represent the Company in its public and private relationships at high level; (c) to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors; (d) to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors; (e) to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies; (f) to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company; (g) to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him; (h) to propose to the Board of Directors: (h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies; (h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies; (h.3) acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and (h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies. Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer. CHAPTER V THE AUDIT BOARD Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules. § One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members. § Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member. CHAPTER VI THE STATUTORY AUDIT COMMITTEE Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors. § One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed. § Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC. § Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC. § Four – The SAC shall have the following duties: (a) evaluate the quarterly financial information, interim financial statements and financial statements; (b) supervise the financial area; (c) ensure that the Statutory Executive Board of Officers develops reliable internal controls; (d) ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e) establish with the independent audit the work plan and the fee proposal; (f) issue opinions on the hiring, compensation and replacement of the services of the independent audit; (g) interact with the independent audit on matters related to the audit procedure; (h) evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and (i) evaluate and monitor the Company’s risk exposures. § Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function. § Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint. CHAPTER VII FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law: (a) a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve; (b) the amounts allocated to Contingency Reserves, if constituted; (c) the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash

Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and (d) the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital. § One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve. § Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends. § Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance Capex Where: “GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency. “EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion. “Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year. § Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article. § Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law. Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws. Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may: (a) declare a semi-annual dividend, on account of the annual dividend; (b) raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves; (c) declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend. Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law. CHAPTER VIII TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror. § One – For the purposes of these Bylaws: (a) "Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company; (b) “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company; (c) “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs); (d) “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it; (e) “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and (f) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons. § Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company. § Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values: (a) Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and (b) one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment. § Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations. § Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations. § Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the

Corporations Law. § Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30. § Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article. § Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares. § Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA. § Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below). § Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017. § Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law. § Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares. § Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror. CHAPTER IX SALE OF CONTROL Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder. CHAPTER X PROCEDURES FOR NEW ACQUISITIONS Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company. § One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades.

§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part. § Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above. CHAPTER XI LIQUIDATION Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation. CHAPTER XII ARBITRATION PROCEEDING Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement. * * * *